As filed with the Securities and Exchange Commission on December 21, 2016

Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Q BIOMED INC.
 (Name of Issuer in Its Charter)

Nevada
(State or other jurisdiction of incorporation)
2834		46-4013793
(Primary Standard Industrial Classification Code Number)		(IRS Employer Identification No.)

c/o Ortoli Rosenstadt LLP
501 Madison Avenue – 14th Floor
New York, NY 10022
Telephone: 212-588-0022
Fax: 212-826-9307

(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nascent Group  Inc.
1000 N. Green Valley Parkway, #440-484
Henderson, NV 89704
(702) 879-8565

(Name, address, including zip code, and telephone number, including area code, of agent for service)

As soon as practicable after this registration statement becomes effective.
Approximate date of commencement of proposed sale to the public

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐(Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price Per Security (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Shares of Common Stock Issuable upon Conversion of Convertible Notes (3)	2,300,000	$$4.17	$9,591,000	$$1,112

(1)
Pursuant to Rule 416, there are also being registered such additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions as a result of the anti-dilution provisions contained in the Convertible Notes.

(2)
Estimated solely for the purpose of calculating the registration fee for this offering pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”), using the closing price on December 19, 2016 of $4.17 as reported on the OTCQX.

(3)	Represents shares of the Registrant’s common stock being registered for resale that will be acquired upon the conversion of Convertible Notes issued to the selling stockholder.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be resold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion—Dated December 21, 2016

PROSPECTUS

2,300,000 Shares of Common Stock

This prospectus relates to the offer and sale, from time to time, of up to 2,300,000 shares of the common stock of Q BioMed Inc. (the “Company”, “we”, “us’ and “our”) by those stockholders named in the section of this prospectus entitled “Selling Stockholders”. The shares of common stock being offered by the selling stockholders may be issued upon the conversion of Convertible Notes (and accrued interest thereon) issued pursuant to a Convertible Debenture Purchase Agreement that we entered into with the selling stockholder on November 29, 2016 (the “Purchase Agreement’).

We are not selling any shares of common stock in this offering, and we will not receive any proceeds from the sale of shares by the selling stockholder.

Our common stock is quoted on the OTC Market Group Inc.’s Venture Market (the “OTCQB”) under the symbol “QBIO”. On December 19, 2016, the last reported sale price of our common stock on the OTCQB was $4.17 per share, and on December 16, 2016 we had approximately 9,231,560 shares of common stock outstanding.

The selling stockholder may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices.

This prospectus provides a general description of the securities being offered. You should this prospectus and the registration statement of which it forms a part before you invest in any securities.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December __, 2016

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in the common stock.  You should carefully read the entire prospectus. In particular, attention should be directed to the sections entitled “Risk Factors”, “Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto contained herein before making an investment decision.

Business Overview

Our aim is to be a leading biotechnology acceleration and development company dedicated to acquiring and providing strategic resources to pre-clinical, clinical stage and near revenue healthcare companies and products. We have identified several targets that could provide a substantial pipeline of innovative and high value assets. We aim to maximize risk-adjusted returns by focusing on multiple assets throughout the discovery and development cycle. We expect to benefit from early positioning in illiquid and/or unknown private assets with multiple potential products in their development cycle and capitalize on valuation growth as they move forward in their development.

Our mission is to: (i) license and acquire innovative life sciences assets from academia or small private companies and provide the strategic capital, including intellectual, business development and financial advice to accelerate their product development timeline; (ii) commercialize innovative drug candidates with novel mechanisms of action using our ability to raise capital and bring experienced advisors to assist in developing such commercial plan; and (iii) acquire FDA approved drugs and medical devices with limited current and commercial activity with the goal of developing a larger commercial market.

Corporate Information

Our principal executive offices are located at 501 Madison Avenue, 14th Floor, New York, NY 10022, and our telephone number is (212) 588-0022.

The Offering

This prospectus relates to the offer and sale from time to time of up to 2,300,000 shares of our common stock by the selling stockholder, that may be issued up conversion of the Convertible Notes.

The selling stockholder under this prospectus is offering for sale up to 2,300,000 shares of our common stock. On November 29, 2016, we entered into the Purchase Agreement with the selling stockholder. Pursuant to the Purchase Agreement, the selling stockholder has agreed to purchase from us up to an aggregate of up to $4,000,000 worth of Convertible Notes of our common stock from time to time in two installments, with the second one occurring no later than three days following the date that this registration statement is declared effective.

As of the date hereof, we have received $1,500,000 from the sale of a Convertible Note. Within three days of the registration statement of which this prospectus forms a part is declared effective by the SEC, we will receive up to another $2,500,000 from the sale of the Convertible Notes. Except as described in this prospectus, there are no trading volume requirements or restrictions under the Purchase Agreement. The selling stockholder may not assign or transfer its rights and obligations under the Purchase Agreement.

As of December 16, 2016, there were 9,231,560 shares of our common stock outstanding, of which 4,881,560 shares were held by non-affiliates. If the selling shareholder converts the Convertible Notes, the ownership position of the shareholders prior to the conversion would be diluted. If the selling stockholder converts the Convertible Notes into all of the 2,300,000 shares being registered under the registration statement of which this prospectus forms a part, such shares would represent 19.9% of all of our then outstanding shares and 32.0% of the then total number of shares held by non-affiliates (assuming no further issuances). Under the terms of a Registration Rights Agreement entered into with the selling stockholder at the same time as the Purchase Agreement, we must register with the U.S. Securities and Exchange Commission 2,300,000 shares of common stock underlying the Convertible Notes for resale by the selling stockholder under the Purchase Agreement, however, the Convertible Notes may be converted into more than the 2,300,000 shares of our common stock being offered under this prospectus. The number of shares ultimately offered for resale by the selling stockholder depends upon the number of Convertible Notes we sell to it under the Purchase Agreement, the market price of our common stock (subject to a floor and ceiling if we are not in default of the Convertible Notes) and if we are in default on the Convertible Notes.

Issuances of our common stock upon conversion of the Convertible Notes will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the selling stockholder.

Common stock offered by selling stockholder:
Up to 2,300,000 shares may be issued to the selling stockholder pursuant to the Purchase Agreement upon the conversion of Convertible Notes and accrued interest thereon and subsequently resold in this offering.

Common stock outstanding:	9,231,560 shares as of December 16, 2016
Common stock outstanding after the offering:
11,531,560 shares, assuming the full conversion at $2.00 per share of $4,000,000 of Convertible Notes (and a full year of accrued interest thereon) by the selling stockholder under the Purchase Agreement.

Discount:
The Convertible Notes are convertible by the selling stockholder upon issuance. The conversion price will the lesser of (i) $4.00 and (ii) 93% of the four lowest daily volume weighted average prices of the Company’s common stock (as reported by Bloomberg) (“VWAP”) immediately preceding the date of such conversion, but in no event will the conversion price be less than $2.00.

Amortization Payment:
If, any time after the 6-month anniversary of the issuance of the first Convertible Note, the daily VWAP is less than $2.00 for a period of 20 consecutive Trading Days, the holder of the Convertible Note may elect to have the Convertible Note repaid in monthly payments.  We may, up to twice, delay this payment by delivering to the note holder free trading shares of our common stock equal to 10% of the payment otherwise using a conversion price equal to 93% of the four lowest VWAPs immediately preceding the date of such payment.

Interest Rate:	The rate of interest on the Convertible Notes will be 5% per annum.
Security:
Upon closing of the Purchase Agreement, we granted the selling stockholder security interest on all of our assets until (i) this registration statement is declared effective by the SEC, providing that the daily VWAP for our common stock is above $2.00 for 20 consecutive trading days, or (ii) such date after this registration statement is declared effective by the SEC that the daily VWAP for our common stock is above $2.00 for 20 consecutive trading days.

Use of Proceeds:
We will not receive any proceeds from the sale of shares by the selling stockholder. As of the date hereof, we have received $1,500,000 from the sale of a Convertible Note to the selling stockholder under the Purchase Agreement (prior to accounting for due diligence and structuring fees of $10,000 and monitoring fees of $75,000). Within three days from the effective date of this Registration Statement, we will receive up to another $2,500,000 from the sale of Convertible Notes to the selling stockholder. These proceeds will be used for general corporate and working capital or other purposes that our Board of Directors deems to be in our best interest.  As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we may receive.  Accordingly, we will retain broad discretion over the use of these proceeds, if any.

Quotation of common stock:	Our common stock is listed for quotation on the OTCQB market under the symbol “QBIO.”
Dividend policy:	We currently intend to retain future earnings, if any, to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends on our common stock.
Risk factors:
An investment in our company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, “Business” and elsewhere in this Prospectus that are forward-looking statements. You can identify these statements by forward-looking words such as “may”, “will”, “expect”, “anticipate”, “believe”, “estimate” and similar terminology. Forward-looking statements address, among other things:

·	implementing and developing our clinical programs and other aspects of our business plans;

·	financing goals and plans; and

·	our expectations of when regulatory approvals will be received or other actions will be taken by parties other than us.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately able to predict or which we do not fully control that will cause actual results to differ materially from those expressed or implied by our forward-looking statements. These include the factors listed under ”Risk Factors” and elsewhere in this prospectus.

Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Our forward-looking statements are made as of the date of this Prospectus, and we assume no duty to update them or to explain why actual results may differ.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider and evaluate all of the information included and incorporated by reference or deemed to be incorporated by reference in this prospectus. Our business, results of operations or financial condition could be adversely affected by any of these risks or by additional risks and uncertainties not currently known to us or that we currently consider immaterial.

Risks Related to our Company

If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed.

As of the date hereof, we have raised our operating funds through contacts, high net-worth individuals and strategic investors situated in the United States and Cayman Islands. We have not generated any revenue from operations since inception. We have limited assets upon which to commence our business operations and to rely otherwise.  At November 30, 2016, we had cash and cash equivalents of approximately $1,467,000.  As we have a monthly burn rate of approximately $500,000, we anticipate that we will have to raise additional funds within twelve months to continue operations. Additional funding will be needed to implement our business plan that includes various expenses such as fulfilling our obligations under licensing agreements, legal, operational set-up, general and administrative, marketing, employee salaries and other related start-up expenses. Obtaining additional funding will be subject to a number of factors, including general market conditions, investor acceptance of our business plan and initial results from our business operations. These factors may impact the timing, amount, terms or conditions of additional financing available to us. If we are unable to raise sufficient funds, we will be forced to scale back or cease our operations.

Our independent registered public accountant has issued a going concern opinion after auditing our financial statements; our ability to continue depends on our ability to raise additional capital and our operations could be curtailed if we are unable to obtain required additional funding when needed.

We will be required to expend substantial amounts of working capital in order to acquire and market our proposed products and establish the necessary relationships to implement our business plan. We were incorporated on November 22, 2013. Our operations to date were funded entirely by capital raised from our private offering of securities. Notwithstanding the offering, we will continue to require additional financing to execute our business strategy.  We totally depend on external sources of financing for the foreseeable future. Failure to raise additional funds in the future will adversely affect our business operations, and may require us to suspend our operations, which in turn may result in a loss to the purchasers of our common stock. We entirely depend on our ability to attract and receive additional funding from either the sale of securities or the issuance of debt securities. Needed funds might never be available to us on acceptable terms or at all. The inability to obtain sufficient funding of our operations in the future could restrict our ability to grow and reduce our ability to continue to conduct business operations. The report of our independent registered public accounting firm on our financial statements, included herein, raised substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends on our ability to raise additional capital. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause us to become dormant. Any additional equity financing may involve substantial dilution to our then existing stockholders.

Our business relies on intellectual property owned by third parties, and this reliance exposes us to the termination of the right to use that intellectual property and may result in inadvertent infringement of patents and proprietary rights of others.

Currently, we have two assets. Our business depends on our ability to continuously use the technology related to an eye drop treatment for glaucoma (the “Mannin Platform”) that we have licensed from Mannin Research Inc. (“Mannin”), and our ability to continuously use our intellectual property relating to Strontium Chloride-89 (the “BioNucleonics Platform”) that we have licensed from Bio-Nucleonics, Inc. (“BioNucleonics”). If the licenses were to terminate, we would lose the ability to conduct our business pursuant to our plan of operations.  Our ability to pursue our business plan would then depend on finding an alternative platform to license or creating our own platform.  We may not be able to find or create a platform on a timely and cost effective basis, and even if we did, such platform might be inferior to the ones we currently have a license to use and may not be attractive to potential customers.

Many entities, including some of our competitors, have or may obtain patents and other intellectual property rights that cover or affect products or services related to those assets that we license.  If a court determines that one or more aspect of the licensed platform infringes on intellectual property owned by others, we may be required to cease using that platform, to obtain licenses from the owners of the intellectual property or to redesign the platform in such a way as to avoid infringing the intellectual property rights. If a third party holds intellectual property rights, it may not allow us to use its intellectual property at any price, which could materially adversely affect our competitive position.

 We may not be aware of all intellectual property rights that the Mannin Platform and BioNucleonics Platform may potentially infringe. U.S. patent applications are generally confidential until the Patent and Trademark Office issues a patent. Therefore, we cannot evaluate the extent to which the licensed platform may infringe claims contained in pending patent applications. Further, without lengthy litigation, it is often not possible to determine definitively whether a claim of infringement is valid.  We may not be in a position to protect the intellectual property that we license as we are not the owners of that intellectual property and do not currently have the financial resources to engage in lengthy litigation.

Failure to maintain the license for, or to acquire, the intellectual property underlying any license or sublicense on which our plan of operations is based may force us to change our plan of operations.

We have to meet certain conditions to maintain the licenses for the intellectual property underlying the Mannin Platform and the BioNucleonics Platform and to acquire such intellectual property. Such conditions include payments of cash and shares of common stock, obtaining certain governmental approvals, initiating sales of products based on the intellectual property and other matters. We might not have the resources to meet these conditions and as a result may lose the licenses to the intellectual property that is vital to our business.

We lack an operating history and have not generated any revenues to date. Future operations might never result in revenues. If we cannot generate sufficient revenues to operate profitably, we may have to cease operations.

As we were incorporated on November 22, 2013 and more recently changed business direction, we do not have any operating history upon which an evaluation of our future success or failure can be made. Our ability to achieve and maintain profitability and positive cash flow depends upon our ability to manufacture a product and to earn profit by attracting enough clients who will buy our product or services.  We might never generate revenues or, if we generate revenues, achieve profitability. Failure to generate revenues and profit will eventually cause us to suspend, curtail or cease operations.

We may be exposed to potential risks and significant expenses resulting from the requirements under section 404 of the Sarbanes-Oxley Act of 2002.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting. We expect to incur significant continuing costs, including accounting fees and staffing costs, in order to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. Our management concluded that our internal controls and procedures were not effective to detect the inappropriate application of US GAAP for our most recent fiscal year. We intend to manufacture products through a contract manufacturer. As we develop our business, hire employees and consultants and seek to protect our intellectual property rights, our current design for internal control over financial reporting must be strengthened to enable management to determine that our internal controls are effective for any period, or on an ongoing basis.  Accordingly, as we develop our business, such development and growth will necessitate changes to our internal control systems, processes and information systems, all of which will require additional costs and expenses.

In the future, if we fail to complete the annual Section 404 evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

 Because the results of preclinical studies and early clinical trials are not necessarily predictive of future results, any product candidate we advance into clinical trials may not have favorable results in later clinical trials, if any, or receive regulatory approval.

Pharmaceutical development has inherent risk. We will be required to demonstrate through well-controlled clinical trials for our Mannin Platform product candidates and any additional uses based on the BioNucleonics Platform that our product candidates are effective with a favorable benefit-risk profile for use in their target indications before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that later clinical trials will be successful as product candidates in later-stage clinical trials may fail to demonstrate sufficient safety or efficacy despite having progressed through initial clinical testing. We also may need to conduct additional clinical trials that are not currently anticipated. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. In addition, only a small percentage of drugs under development result in the submission of a New Drug Application or Biologics License Application (“BLA”) to the U.S. Food and Drug Administration (the “FDA”) and even fewer are approved for commercialization.

Any product candidates we advance into clinical development are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidate, Man-01, are subject to extensive regulation by the FDA in the United States and by comparable health authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive approval of a BLA from the FDA. The process of obtaining BLA approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. In addition to the significant clinical testing requirements, our ability to obtain marketing approval for these products depends on obtaining the final results of required non-clinical testing, including characterization of the manufactured components of our product candidates and validation of our manufacturing processes. The FDA may determine that our product manufacturing processes, testing procedures or facilities are insufficient to justify approval. Approval policies or regulations may change and the FDA has substantial discretion in the pharmaceutical approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

The FDA or another regulatory agency can delay, limit or deny approval of a product candidate for many reasons, including, but not limited to:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;
•	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for any indication;
•	the FDA may not accept clinical data from trials which are conducted by individual investigators or in countries where the standard of care is potentially different from the United States;
•	T the results of clinical trials may not meet the level of statistical significance required by the FDA for approval;
•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;
•	the FDA may fail to approve our manufacturing processes or facilities or those of third-party manufacturers with which we or our collaborators contract for clinical and commercial supplies; or
•	the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, recent events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new pharmaceuticals based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates.

Any product candidate we manufacture or advance into clinical trials may cause unacceptable adverse events or have other properties that may delay or prevent their regulatory approval or commercialization or limit their commercial potential.

Unacceptable adverse events caused by any of our product candidates that we manufacture or advance into clinical trials could cause us or regulatory authorities to interrupt, delay or halt production or clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications and markets. This, in turn, could prevent us from commercializing the affected product candidate and generating revenues from its sale.

Except for our Strontium Chloride 89 (“SR89”) product candidate, we have not yet completed testing of any of our product candidates for the treatment of the indications for which we intend to seek product approval in humans, and we currently do not know the extent of adverse events, if any, that will be observed in patients who receive any of our product candidates. If any of our product candidates cause unacceptable adverse events in clinical trials, we may not be able to obtain regulatory approval or commercialize such product or, if such product candidate is approved for marketing, future adverse events could cause us to withdraw such product from the market.

Delays in the commencement of our clinical trials could result in increased costs and delay our ability to pursue regulatory approval.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory clearance to commence a clinical trial;
•	identifying, recruiting and training suitable clinical investigators;
•
reaching agreement on acceptable terms with prospective clinical research organizations (“CROs”) and trial sites, the terms of which can be subject to extensive negotiation, may be subject to modification from time to time and may vary significantly among different CROs and trial sites;

•	obtaining sufficient quantities of a product candidate for use in clinical trials;
•	obtaining Investigator Review Board, or IRB, or ethics committee approval to conduct a clinical trial at a prospective site;
•	identifying, recruiting and enrolling patients to participate in a clinical trial; and
•	retaining patients who have initiated a clinical trial but may withdraw due to adverse events from the therapy, insufficient efficacy, fatigue with the clinical trial process or personal issues.

Any delays in the commencement of our clinical trials will delay our ability to pursue regulatory approval for our product candidates. In addition, many of the factors that cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

Suspensions or delays in the completion of clinical testing could result in increased costs to us and delay or prevent our ability to complete development of that product or generate product revenues.

Once a clinical trial has begun, patient recruitment and enrollment may be slower than we anticipate. Clinical trials may also be delayed as a result of ambiguous or negative interim results or difficulties in obtaining sufficient quantities of product manufactured in accordance with regulatory requirements and on a timely basis. Further, a clinical trial may be modified, suspended or terminated by us, an IRB, an ethics committee or a data safety monitoring committee overseeing the clinical trial, any clinical trial site with respect to that site, or the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;
•	inspection of the clinical trial operations or clinical trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;
•	stopping rules contained in the protocol;
•	unforeseen safety issues or any determination that the clinical trial presents unacceptable health risks; and
•	lack of adequate funding to continue the clinical trial.

Changes in regulatory requirements and guidance also may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for re-examination, which may impact the costs, timing and the likelihood of a successful completion of a clinical trial. If we experience delays in the completion of, or if we must suspend or terminate, any clinical trial of any product candidate, our ability to obtain regulatory approval for that product candidate will be delayed and the commercial prospects, if any, for the product candidate may suffer as a result. In addition, any of these factors may also ultimately lead to the denial of regulatory approval of a product candidate.

Our SR89 product candidate, our Man-01 product candidate (if approved) or any other product candidates that we may develop and market may be later withdrawn from the market or subject to promotional limitations.

We may not be able to obtain the labeling claims necessary or desirable for the promotion of our product candidates if approved. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory or if adverse events or other safety issues arise after approval, the FDA or a comparable regulatory agency in another country may withdraw marketing authorization or may condition continued marketing on commitments from us that may be expensive and/or time consuming to complete. In addition, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products and additional marketing applications may be required. Any reformulation or labeling changes may limit the marketability of our products if approved.

 Our dependence on third party suppliers or our inability to successfully produce any product could adversely impact our business.

We currently have no formal arrangement with any party to supply us with our requirements for the development of Man-01 or the BioNucleonics IP. If we are unable to find a partner to manufacture the necessary products, there would be a significant interruption of our supply, which would materially adversely affect clinical development and potential commercialization of the product. In the event that the FDA or such other agencies determine that we or any third-party suppliers have not complied with cGMP, our clinical trials could be terminated or subjected to a clinical hold until such time as we or any third party are able to obtain appropriate replacement material. Furthermore, if any contract manufacturer who supply us cannot successfully manufacture material that conforms to our specifications and with FDA regulatory requirements, we will not be able to secure and/or maintain FDA approval for Man-01. We, and any third-party suppliers are and will be required to maintain compliance with cGMPs and will be subject to inspections by the FDA or comparable agencies in other jurisdictions to confirm such compliance.

We do and will also rely on our partners and manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our anticipated clinical trials. We do not have any control over the process or timing of the acquisition of raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Any significant delay in the supply of a product candidate or the raw material components thereof for an ongoing clinical trial could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates.

We may not have the resources or capacity to commercially manufacture Man-01, if approved, and we will likely continue to be dependent upon third party manufacturers. Our current inability, or our dependence on third parties, to manufacture and supply us with clinical trial materials and any approved products may adversely affect our ability to develop and commercialize Man-01 on a timely basis or at all.

We intend to contract with third parties for the manufacture of our SR89 product candidate. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or that such supply will not be available to us at an acceptable cost, which could delay, prevent or impair our commercialization efforts.

We do not have any manufacturing facilities. We expect to use third-party manufacturers for the manufacture of our SR89 product candidate.  We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;
•	the possible breach of the manufacturing agreement by the third party;
•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us; and
•	reliance on the third party for regulatory compliance, quality assurance, and safety and pharmacovigilance reporting.

Third-party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or medicines, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business and results of operations.
Any product that we may produce may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.
Any performance failure on the part of future manufacturers could result in a decrease or end to revenue. If any a contract manufacturer cannot perform as agreed, we may be required to replace that manufacturer. We may incur added costs and delays in identifying and qualifying any such replacement.
Our anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any medicines that receive marketing approval on a timely and competitive basis.

We will likely rely on third parties to conduct our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required, our clinical development programs could be delayed or unsuccessful and we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We intend to use and do use Mannin, BioNucleonics, and CROs to conduct our planned clinical trials and will and do rely upon such CROs, as well as medical institutions, clinical investigators and consultants, to conduct our trials in accordance with our clinical protocols. Our CROs, investigators and other third parties will and do play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials.

There is no guarantee that any CROs, investigators and other third parties upon which we rely for administration and conduct of our clinical trials will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fail to meet expected deadlines, fail to adhere to our clinical protocols or otherwise perform in a substandard manner, our clinical trials may be extended, delayed or terminated. If any of our clinical trial sites terminate for any reason, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trials unless we are able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be jeopardized.

If our competitors develop treatments for the target indications of our product candidates that are approved more quickly, marketed more successfully or demonstrated to be more effective than our product candidates, our commercial opportunity will be reduced or eliminated.

We operate in highly competitive segments of the biotechnology and biopharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Our product candidates, if successfully manufactured and/or developed and approved, will compete with established therapies, as well as new treatments that may be introduced by our competitors. Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. We also may compete with these organizations to recruit management, scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. New developments, including the development of other biological and pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical trial sites and patient registration for clinical trials and in identifying and in-licensing new product candidates.

If competitors introduce their own generic equivalent of our SR89 product candidate, our revenues and gross margin from such products could decline rapidly.

Revenues and gross margin derived from generic pharmaceutical products often follow a pattern based on regulatory and competitive factors that we believe are unique to the generic pharmaceutical industry. As the patent(s) for a brand name product or the statutory marketing exclusivity period (if any) expires, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product often is able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for their own generic versions, that market share, and the price of that product, will typically decline depending on several factors, including the number of competitors, the price of the branded product and the pricing strategy of the new competitors. The number of our competitors producing a generic version equivalent to our SR89 product candidate could increase to such an extent that we may stop marketing our product for which we previously obtained approval, which would have a material adverse impact on our revenues, if we ever achieve revenues, and gross margin.

 If we are unable to establish sales and marketing capabilities or fail to enter into agreements with third parties to market, distribute and sell any products we may successfully develop, we may not be able to effectively market and sell any such products and generate product revenue.

We do not currently have the infrastructure for the sales, marketing and distribution of any of our product candidates, and must build this infrastructure or make arrangements with third parties to perform these functions in order to commercialize any products that we may successfully develop. The establishment and development of a sales force, either by us or jointly with a partner, or the establishment of a contract sales force to market any products we may develop will be expensive and time-consuming and could delay any product launch. If we, or our partners, are unable to establish sales and marketing capability or any other non-technical capabilities necessary to commercialize any products we may successfully develop, we will need to contract with third parties to market and sell such products. We may not be able to establish arrangements with third parties on acceptable terms, or at all.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications for which there may be a greater likelihood of success.

Because we have limited financial and managerial resources, we will focus on a limited number of research programs and product candidates for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates for other indications for which there may be a greater likelihood of success or may prove to have greater commercial potential. Notwithstanding our investment to date and anticipated future expenditures on Man-01 and the BioNucleonics IP, we have not yet developed, and may never successfully develop, any marketed treatments using these products other than the SR89 product candidate for which there is FDA approval. Research programs to identify new product candidates or pursue alternative indications for current product candidates require substantial technical, financial and human resources. Although we intend to, and do, support certain investigator-sponsored clinical trials of Man-01 evaluating various indications, as well as other uses of SR89, these activities may initially show promise in identifying potential product candidates or indications, yet fail to yield product candidates or indications for further clinical development.

If we fail to attract and retain key management and clinical development personnel, we may be unable to successfully develop or commercialize our product candidates.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our clinical development and commercialization efforts. As a company with a limited number of personnel, we highly depend on the development, regulatory, commercial and financial expertise of the members of our senior management and advisors, in particular Denis Corin, our chairman and chief executive officer. The loss of this individual or the services of any of our other senior management could delay or prevent the further development and potential commercialization of our product candidates and, if we are not successful in finding suitable replacements, could harm our business. Our success also depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and we may not be able to do so in the future due to the intense competition for qualified personnel among biotechnology and pharmaceutical companies, as well as universities and research organizations. If we are not able to attract and retain the necessary personnel, we may experience significant impediments to our ability to implement our business strategy.

Risks Related to our Industry

We are subject to general economic conditions outside of our control.

Projects for the acquisition and development of our products are subject to many factors, which are outside our control.  These factors include general economic conditions in North America and worldwide (such as recession, inflation, unemployment, and interest rates), shortages of labor and materials and price of materials and competitive products and the regulation by federal and state governmental authorities. If any or several of these facts develop in a way that is adverse to our interest, we will not be in a position to reverse them, and we may not be able to survive such a development.

If any product candidate that we successfully develop does not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenues that it generates from their sales will be limited.

Even if we successfully produce product candidates, they may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Coverage and reimbursement of our product candidates by third-party payors, including government payors, generally is also necessary for commercial success. The degree of market acceptance of any approved products will depend on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;
•	the clinical indications for which the product is approved;
•	acceptance by physicians, major operators of hospitals and clinics and patients of the product as a safe and effective treatment;
•	acceptance of the product by the target population;
•	the potential and perceived advantages of product candidates over alternative treatments;
•	the safety of product candidates seen in a broader patient group, including its use outside the approved indications;
•	the cost of treatment in relation to alternative treatments;
•	the availability of adequate reimbursement and pricing by third parties and government authorities;
•	relative convenience and ease of administration;
•	the prevalence and severity of adverse events;
•	the effectiveness of our sales and marketing efforts; and
•	unfavorable publicity relating to the product.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate sufficient revenue from these products and may not become or remain profitable.

We may incur substantial product liability or indemnification claims relating to the clinical testing and/or use of our product candidates.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials, as well as related to the consumption of product candidates that we successfully commercialize. Claims could be brought against us if use or misuse of one of our product candidates causes, or merely appears to have caused, personal injury or death. While we have and intend to maintain product liability insurance relating to our clinical trials, our coverage may not be sufficient to cover claims that may be made against us and we may be unable to maintain such insurance. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources or destroy the prospects for commercialization of the product which is the subject of any such claim. We are unable to predict if we will be able to obtain or maintain product liability insurance for any products that may be approved for marketing. Additionally, we have entered into various agreements where we indemnify third parties for certain claims relating to our product candidates. These indemnification obligations may require us to pay significant sums of money for claims that are covered by these indemnifications.

 Healthcare reform and restrictions on reimbursements may limit our financial returns.

Our ability or the ability of our collaborators to commercialize any of our product candidates that we successfully develop may depend, in part, on the extent to which government health administration authorities, private health insurers and other organizations will reimburse consumers for the cost of these products. These third parties are increasingly challenging both the need for and the price of new drug products. Significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Adequate third-party reimbursement may not be available for our product candidates to enable us or our collaborators to maintain price levels sufficient to realize an appropriate return on their and our investments in research and product development.

Our success depends upon intellectual property, proprietary technologies and regulatory market exclusivity periods, and the intellectual property protection for our product candidates depends significantly on third parties.

Our success depends, in large part, on obtaining and maintaining patent protection and trade secret protection for our product candidates and their formulations and uses, as well as successfully defending these patents against third-party challenges. Mannin is responsible for prosecuting and maintaining patent protection relating to its patents relating to Man-01. If Mannin fails to appropriately prosecute and maintain patent protection for Man-01, our ability to develop and commercialize these product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. BioNucleonics is responsible for prosecuting and maintaining patent protection relating to its patents relating to the BioNucleonics IP. If BioNucleonics fails to appropriately prosecute and maintain patent protection for their IP, our ability to develop and commercialize these product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.  This failure to properly protect the intellectual property rights relating to this product could have a material adverse effect on our financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and we or our partners might not be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•	patent applications may not result in any patents being issued;
•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable, or otherwise may not provide any competitive advantage;
•
our competitors, many of which have substantially greater resources than we or our partners and many of which have made significant investments in competing technologies, may seek, or may already have obtained, patents that will limit, interfere with, or eliminate our ability to make, use and sell our potential products;

•
there may be significant pressure on the U.S. government and other international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful as a matter of public policy regarding worldwide health concerns; and

•
countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop, and market competing products.

In addition to patents, we and our partners also rely on trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or come upon this same or similar information independently.

We also intend to rely on our ability to obtain and maintain a regulatory period of market exclusivity for any of our biologic product candidates that are successfully developed and approved for commercialization. Although this period in the United States is currently 12 years from the date of marketing approval, there is a risk that the U.S. Congress could amend laws to significantly shorten this exclusivity period, as proposed by President Obama. Once any regulatory period of exclusivity expires, depending on the status of our patent coverage and the nature of the product, we may not be able to prevent others from marketing products that are biosimilar to or interchangeable with our products, which would materially adversely affect us.

 In addition, U.S. patent laws may change which could prevent or limit us from filing patent applications or patent claims to protect our products and/or technologies or limit the exclusivity periods that are available to patent holders. For example, on September 16, 2011, the Leahy-Smith America Invents Act, or the America Invents Act, was signed into law, and includes a number of significant changes to U.S. patent law. These include changes to transition from a “first-to-invent” system to a “first-to-file” system and to the way issued patents are challenged. These changes may favor larger and more established companies that have more resources to devote to patent application filing and prosecution. The U.S. Patent and Trademark Office implemented the America Invents Act on March 16, 2013, and it remains to be seen how the judicial system and the U.S. Patent and Trademark Office will interpret and enforce these new laws. Accordingly, it is not clear what impact, if any, the America Invents Act will ultimately have on the cost of prosecuting our patent applications, our ability to obtain patents based on our discoveries and our ability to enforce or defend our issued patents.

If we or our partners are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

Our success also depends on our ability and the ability of any of our current or future collaborators to develop, manufacture, market and sell our product candidates without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products, some of which may be directed at claims that overlap with the subject matter of our intellectual property. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe. Similarly, there may be issued patents relevant to our product candidates of which we are not aware.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we or any of our licensors, suppliers or collaborators infringe the third party’s intellectual property rights, we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;
•	abandon an infringing product candidate or redesign our products or processes to avoid infringement;
•
pay substantial damages, including the possibility of treble damages and attorneys’ fees, if a court decides that the product or proprietary technology at issue infringes on or violates the third party’s rights;

•	pay substantial royalties, fees and/or grant cross licenses to our technology; and/or
•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, found to be unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

We may be subject to claims that our consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to us.

As is common in the biotechnology and pharmaceutical industry, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants were previously employed at, or may have previously been or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may become subject to claims that we or these consultants have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to our Securities

Our shares of common stock are subject to the “penny stock’ rules of the securities and exchange commission and the trading market in our securities will be limited, which will make transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The U.S. Securities and Exchange Commission (the “SEC”) has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks.”  Penny stocks generally are equity securities with a price of less than $5 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market.  A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account.  In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules.  If a trading market for our common stock develops, our common stock will probably become subject to the penny stock rules, and shareholders may have difficulty in selling their shares.

Any additional financing may dilute existing shareholders and decrease the market price for shares of our common stock.

If we raise additional capital, our existing shareholders may incur substantial and immediate dilution. We estimate that we will need approximately $20,000,000 in additional funds over the next 3 years to complete our business plan. The most likely source of future funds available to us is through the sale of additional shares of common stock. Such sales might occur below market price and below the price of which existing shareholders purchased their shares.

Our Articles of Incorporation provide indemnification for officers, directors and employees.

Our governing instruments provide that officers, directors, employees and other agents and their affiliates shall only be liable to our Company for losses, judgments, liabilities and expenses that result from the negligence, misconduct, fraud or other breach of fiduciary obligations. Thus certain alleged errors or omissions might not be actionable by us. The governing instruments also provide that, under the broadest circumstances allowed under law, we must indemnify our officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with our Company, including liabilities under applicable securities laws.

The market price of our common stock may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our shares of common stock trading on the OTCQB will fluctuate significantly. There is a volatility associated with Bulletin Board securities in general and the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

•	sales or potential sales of substantial amounts of our common stock;
•	delay or failure in initiating or completing pre-clinical or clinical trials or unsatisfactory results of these trials;
•	announcements about us or about our competitors, including clinical trial results, regulatory approvals or new product introductions;
•	developments concerning our licensors, product manufacturers or our ability to produce Man-01;
•	developments concerning our licensors, product manufacturers or our ability to produce SR89;
•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;
•	conditions in the pharmaceutical or biotechnology industries;
•	governmental regulation and legislation;
•	variations in our anticipated or actual operating results;
•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;
•	change in general economic trends; and
•	investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market for pharmaceutical and biotechnological companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common stock, regardless of our actual operating performance.

Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the price of our common stock.

As of December 16, 2016, approximately 3,125,000 of our outstanding shares of common stock were unrestricted and freely tradable and upon the effectiveness of the registration statement of which this prospectus forms a part, up to an additional 2,300,000 shares (approximately 25% of our issued and outstanding shares on the date hereof) will be unrestricted and freely tradeable. The number of our unrestricted and free trading shares will increase significantly in January 2017 when one year will have passed from the date that we filed the required Form 10 information upon our ceasing to be a shell company, and Rule 144 becomes available for many of our shareholders.   A large portion of the shares that are freely tradable, were issued at a price that is significantly below the closing price of $4.17 as of December 19, 2016. If the holders of our free trading shares wanted to make a profit on their investment (or if they wish to sell for a loss), there might not be enough purchasers to maintain the market price of our common stock on the date of such sales.  Any such sales, or the fear of such sales, could substantially decrease the market price of our common stock and the value of your investment.

We have not paid dividends to date and do not intend to pay any dividends in the near future.

We have never paid dividends on our common stock and presently intend to retain any future earnings to finance the operations of our business. You may never receive any dividends on our shares.

The exercise of warrants and the conversion of debentures or future sales of our common stock may further dilute the shares of common stock you receive in this offering.

We have granted warrants exercisable into 1,047,500 shares of common stock, issued notes convertible (including the $1,500,000 convertible note issued as part of the Purchase Agreement) into a maximum of 1,423,593 shares of common stock (assuming conversion at the floor price of the respective notes), and entered into a Purchase Agreement for the sale of additional notes convertible into up to 1,250,000 shares of common stock (assuming conversion at the floor price of $2.00 per share). The issuance of any shares of common stock pursuant to exercise of such options and warrants, the redemption of the debentures or issuances under the Purchase Agreement could be at per share price below the offering price of shares being acquired in this offering.

Our Board of Directors is authorized to sell additional shares of common stock, or securities convertible into shares of common stock, if in their discretion they determine that such action would be beneficial to us. Approximately 96% of our authorized shares of common stock and 100% of our shares of preferred stock are available for issuance.  Any such issuance would dilute the ownership interest of persons acquiring common stock in this offering, and any such issuance at a share price lower than then net tangible book value per share at the time an investor purchased its shares would dilute the net tangible value per share for such investor.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholder. As of the date hereof, we received $1,500,000 from the sale of a Convertible Note to the selling stockholder under the Purchase Agreement (prior to accounting for due diligence and structuring fees of $10,000 and monitoring fees of $75,000). Within three days from the effective date of the registration statement of which this prospectus forms a part, we will receive up to another $2,500,000 from the sale of Convertible Notes to the selling stockholder. These proceeds will be used for general corporate and working capital or other purposes that our Board of Directors deems to be in our best interest.  As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we may receive.  Accordingly, we will retain broad discretion over the use of these proceeds, if any.

DETERMINATION OF OFFERING PRICE

The selling stockholder will offer common stock at the prevailing market prices or privately negotiated price. The offering price of our common stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. Our common stock may not trade at market prices in excess of the offering price as prices for common stock in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

PLAN OF DISTRIBUTION

The common stock held by the selling stockholder may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The sale of the selling stockholder’s common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	transactions involving cross or block trades;
•	a purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	in privately negotiated transactions;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	“at the market” into an existing market for the common stock;
•	through the writing of options on the shares;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares of the selling stockholder may be sold only through registered or licensed brokers or dealers. In addition, in certain states, such shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholder may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, or any other exemption available under the Securities Act rather than under this prospectus. In addition, the selling stockholder may transfer the shares of common stock by other means not described in this prospectus.

The selling stockholder may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholder cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, it.

Brokers, dealers or agents participating in the distribution of the shares held by the selling stockholder as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent.  The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholder acquired the securities offered hereby in the ordinary course of business and has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling stockholder. If we are notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus.

We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

If the selling stockholder use this prospectus for any sale of the shares of common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

Regulation M

The anti-manipulation rules of Regulation M under the Exchange Act of 1934, as amended (the “Exchange Act”) may apply to sales of our common stock and activities of the selling stockholder.

We have advised the selling stockholder that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

DESCRIPTION OF SECURITIES

General

We are authorized by our articles of incorporation to issue an aggregate of 250,000,000 shares of common stock, par value $0.001 per share, of which 9,231,560 were outstanding as of December 16, 2016, and 100,000,000 shares of preferred stock of which none were outstanding as of December 16, 2016.

This prospectus contains only a summary of the common stock the selling stockholder is offering.

The following summary of the terms of our common stock and preferred stock, respectively, may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our amended and restated articles of incorporation and our amended and restated bylaws. You should refer to, and read this summary together with, our amended and restated articles of incorporation and amended and restated bylaws to review all of the terms of our common stock and preferred stock, respectively, that may be important to you.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Except as otherwise required by Nevada law, and subject to the rights of the holders of preferred stock, if any, all stockholder action is taken by the vote of a majority of the outstanding shares of common stock voting as a single class present at a meeting of stockholders at which a quorum consisting of one-half of the outstanding shares of common stock is present in person or proxy.

Subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, if any, holders of our common stock are entitled to receive ratably, dividends when, as, and if declared by our board of directors out of funds legally available for that purpose and, upon our liquidation, dissolution, or winding up, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock.

Anti-Takeover Provisions

The provisions of Nevada law and our bylaws may have the effect of delaying, deferring or preventing another party from acquiring control of the company. These provisions may discourage and prevent coercive takeover practices and inadequate takeover bids.

Nevada Law

Nevada law contains a provision governing “acquisition of controlling interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: 20 to 33-1/3%; 33-1/3 to 50%; or more than 50%.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The shareholders or Board of Directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act.

The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the Nevada law. An Issuing Corporation is a Nevada corporation which (i) has 200 or more shareholders, with at least 100 of such shareholders being both shareholders of record and residents of Nevada, and (ii) does business in Nevada directly or through an affiliated corporation.

At this time, we do not believe we have 100 shareholders of record resident of Nevada and we do not conduct business in Nevada directly. Therefore, the provisions of the control share acquisition act are believed not to apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our shareholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of us. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation.

An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher, (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Articles of Incorporation and Bylaws

Our articles of incorporation are silent as to cumulative voting rights in the election of our directors. Nevada law requires the existence of cumulative voting rights to be provided for by a corporation's articles of incorporation.  In the event that a few stockholders end up owning a significant portion of our issued and outstanding common stock, the lack of cumulative voting would make it more difficult for other stockholders to replace our Board of Directors or for a third party to obtain control of us by replacing our Board of Directors. Our articles of incorporation and bylaws do not contain any explicit provisions that would have an effect of delaying, deferring or preventing a change in control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, Phone: (212) 828-8436.

Listing

The shares of our common stock are quoted on the OTCQB under the symbol QBIO. On December 16, 2016, the last reported sale price per share for our common stock on the OTCQB as reported was $4.17.

THE PURCHASE AGREEMENT

The selling stockholders under this prospectus is offering for sale up to 2,300,000 shares of our common stock that may be issued upon conversion of the Convertible Notes. On November 29, 2016, we entered into the Purchase Agreement with the selling stockholder. Pursuant to the Purchase Agreement, the selling stockholder has agreed to purchase from us up to an aggregate of $4,000,000 worth of Convertible Notes from time to time.

We sold $1,500,000 worth of Convertible Notes to the selling stockholder on November 30, 2016 and expect to sell an additional $2,500,000 within three days of the SEC’s declaration of effectiveness of the registration statement of which this prospectus forms a part. The conversion price will the lesser of (i) $4.00 and (ii) 93% of the four lowest VWAPs immediately preceding the date of such conversion, but in no event will the conversion price be less than $2.00.

The Market Price shall be the average of the four lowest daily volume weighted average prices of the Company’s common stock (as reported by Bloomberg) over the ten consecutive trading days immediately preceding the applicable date.

The Convertible Notes contemplated in the Purchase Agreement mature on November 30, 2017 (“Maturity”). The rate of interest on the Convertible Notes will be 5% per annum. The selling stockholder was granted a security interest on all of our assets. The security interest expires on (i) the date the registration statement of which this prospectus forms a part is declared effective by the SEC, providing that the daily VWAP for our common stock is above $2.00 for 20 consecutive trading days, or (ii) on any date after the registration statement of which this prospectus forms a part is declared effective by the SEC when the daily VWAP for our stock is above the $2.00 for 20 consecutive trading days.

If, after six months from closing, the daily VWAP of our common stock is less than $2.00 for 20 consecutive trading days, the Convertible Notes will become payable in equal monthly installments until the earlier of Maturity or the date that the 20 consecutive trading day VWAP exceeds $2.00. Monthly payments will include principal, interest and a redemption premium equal to 20% of the principal amount being redeemed (the “Amortization Payments”). Amortization Payments will be reduced by any conversion since the payment of our prior Amortization Payment. To avoid an event of default and to extend the period for 30 days in which an Amortization Payment under this Section would be required, the Company may make a payment equal to ten percent of the Amortization Payment due through the issuance of free-trading shares of common stock. We may exercise such extension mechanism no more than two times.

We, in our sole discretion, may redeem in cash any and all amounts owed under the Convertible Notes prior to Maturity by providing the selling stockholder with five business days advance notice. In such a case, we would pay a redemption premium equal to 20% of the principal amount being redeemed.

In the event registration statements are not timely filed or declared effective, then the Company shall pay to the selling stockholder a cash amount within three business days of the end of each month equal to 2% per month of the outstanding principal balance of the Notes as liquidated damages and not as a penalty. Liquidated damages shall be capped after 24 months.

As of December 16, 2016, there were 9,231,560 shares of our common stock outstanding, of which 4,881,560 shares were held by non-affiliates. If the selling shareholder converts the Convertible Notes, the ownership position of the shareholders prior to the conversion would be diluted. If the selling stockholder converts the Convertible Notes into all of the 2,300,000 shares being registered under the registration statement of which this prospectus forms a part, such shares would represent 19.9% of all of our then outstanding shares and 32.0% of the then total number of shares held by non-affiliates (assuming no further issuances). Under the terms of a Registration Rights Agreement entered into with the selling stockholder at the same time as the Purchase Agreement, we must register with the U.S. Securities and Exchange Commission 2,300,000 shares of common stock underlying the Convertible Notes for resale by the selling stockholder Under the Purchase Agreement, however, the Convertible Notes may be converted into more than the 2,300,000 shares of our common stock being offered under this prospectus. The number of shares ultimately offered for resale by the selling stockholder depends upon the number of Convertible Notes we sell to it under the Purchase Agreement, the market price of our common stock (subject to a floor and ceiling if we are not in default of the Convertible Notes) and if we are in default on the Convertible Notes.

Issuances of Convertible Notes in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any conversion of such notes. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the Equity Purchaser.

SELLING STOCKHOLDER

The shares of common stock being offered by the selling stockholder are those issuable to the selling stockholder upon conversion of the Convertible Notes. We are registering the shares of common stock in order to permit the selling stockholder to offer the shares for resale from time to time. Except for the ownership of the Convertible Notes and entry into the Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by the selling stockholder. The second column lists the number of shares of common stock beneficially owned by the selling stockholders as of December 16, 2016, assuming conversion of the Convertible Notes but taking account of any limitations on conversion and exercise set forth therein.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholder and does not take in account any limitations on conversion of the Convertible Notes set forth therein.

The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Under the terms of the Convertible Notes and the Purchase Agreement, the selling stockholder may not convert the Convertible Notes and we may not exercise the puts under the Purchase Agreement to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.9%. The number of shares in the second column reflects these limitations. The selling stockholder may sell all, some or none of its shares in this offering.  See “Plan of Distribution”.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (2)	Number of Shares of Common Stock Owned After Offering	Which May Be Sold in This Offering As A Percentage of Currently Outstanding Shares (3)	Percentage of Shares of Common Stock Owned After the Offering (4)
YA II CD, LTD.(1)	0	2,300,000	0	25.0%	0%

(1)
YA II CD, Ltd (“YA”) is the investor under the Purchase Agreement. Yorkville Advisors Global, LP ("Yorkville LP") is YA II CD, Ltd.’s. investment manager and Yorkville Advisors Global, LLC ("Yorkville LLC") is the General Partner of Yorkville LP. All investment decisions for YA are made by Yorkville LLC's President and Managing Member, Mr. Mark Angelo. The address of YA is 1012 Springfield Avenue, Mountainside, NJ 07092, Attention: Mark Angelo, Portfolio Manager.

(2)
Includes shares of common stock underlying the Convertible Notes that may held by the selling stockholder that are covered by this prospectus, including any such securities that, due to contractual restrictions, may not be exercisable if such conversion or put would result in beneficial ownership greater than 4.9%.

(3)
Assumes that the total number of our issued and outstanding common shares remains unchanged at 9,231,560 prior to the issuance of the common shares underlying the Convertible Notes.  If all of the shares are sold pursuant to this offering and the total number of our issued and outstanding common shares otherwise remains unchanged at 9,231,560, such shares sold in this offering shall equal approximately 20.3% of the then issued outstanding shares of our common stock.

(4)	Assumes that the selling stockholder sells all of the common stock underlying the convertible notes offered pursuant to this prospectus.

BUSINESS

Our Strategy

Our aim is to be a leading biotechnology acceleration and development company dedicated to acquiring and providing strategic resources to pre-clinical, clinical stage and near revenue healthcare companies and products. We have identified several targets that could provide a substantial pipeline of innovative and high value assets. We aim to maximize risk-adjusted returns by focusing on multiple assets throughout the discovery and development cycle. We expect to benefit from early positioning in illiquid and/or unknown private assets with multiple potential products in their development cycle and capitalize on valuation growth as they move forward in their development.

•
Strategically collaborate or in- and out-license select programs.
We seek to collaborate or in- and out-license certain potentially therapeutic candidate products to biotechnology or pharmaceutical companies for preclinical and clinical development and commercialization.

•
Highly leverage external talent and resources.
We plan to maintain and further build our team which is skilled in evaluating technologies for development and product development towards commercialization. By partnering with industry specific experts, we are able to identify undervalued assets that we can fund and assist in enhancing inherent value. We plan to continue to rely on the extensive experience of our management team to execute on our objectives.

•
Evaluate commercialization and monetization strategies on a product-by-product basis in order to maximize the value of our product candidates or future potential products.
As we move our drug candidates through development toward regulatory approval, we will evaluate several options for each drug candidate’s commercialization or monetization strategy. These options include building our own internal sales force; entering into a joint marketing partnership with another pharmaceutical or biotechnology company, whereby we jointly sell and market the product; and out-licensing any product that we develop by ourselves or jointly with another party, whereby another pharmaceutical or biotechnology company sells and markets such product and pays us a royalty on sales. Our decision will be made separately for each product and will be based on a number of factors including capital necessary to execute on each option, size of the market to be addressed and terms of potential offers from other pharmaceutical and biotechnology companies. It is too early for us to know which of these options we will pursue for our drug candidates, assuming their successful development.

•
Acquire commercially or near-commercially ready products and build out the current market for such.
In addition to acquiring pre-clinical products, in assembling a diversified portfolio of healthcare assets, we plan on acquiring assets that are either FDA approved or are reasonably expected to be FDA approved within 12 months of our acquiring them. We anticipate hiring a contract sales organization to assume the bulk of the sales and distribution efforts related to any such product.

General information

We were incorporated in the State of Nevada on November 22, 2013 under the name ISMO Technology Solutions and attempted to establish a base of operation in the information technology sector and provide IT hardware, software and support solutions to businesses and households. On January 13, 2014, we filed a registration statement on form S-1 registering 6,250,000 shares of common stock, which was declared effective on March 25, 2014, and issued 3,125,000 shares of our common stock to 26 shareholders in the registered public offering on June 18, 2014.  However, we did not pursue our business plan to any great extent due to the deteriorating health of the major shareholder and CEO, Mr. Enrique Navas.

On August 5, 2015, we recorded a stock split effectuated in the form a stock dividend.  The stock dividend was paid at a rate of 1.5 “new” shares for every one issued and outstanding share held. All common share amounts and per share amounts as referred throughout this prospectus have been adjusted to reflect the stock split.

On April 21, 2015, we issued 2,500,000 shares of our common stock to Mr. Denis Corin pursuant to a consulting agreement and Mr. Corin also agreed to join the Board of Directors. On July 15, 2016, we issued to Mr. Corin five-year warrants to purchase 150,000 shares of common stock at a price of $1.45 per share.

On June 1, 2015, our shareholders elected Mr. William Rosenstadt to the Board of Directors and appointed him as general counsel.  In exchange for such services for a one-year term, we agreed to pay Mr. Rosenstadt 375,000 shares of our common stock. We engaged the law firm at which Mr. Rosenstadt is a partner to provide us with legal services. We have paid for these services through the issuance to such law firm of 500,000 shares of our common stock on June 1, 2015, five-year warrants to purchase 250,000 shares of common stock at a price of $4.15 per share on January 15, 2016 and five-year warrants to purchase 50,000 shares of common stock at a price of $1.45 per share on July 16, 2016. On July 15, 2016, we issued Mr. Rosenstadt five-year warrants to purchase 150,000 shares of common stock at a price of $1.45 per share for his services as a director.

Also on June 1, 2015, our Board of Directors determined it was in the best interest of the Company to establish a base of operations in the biomedical industry.  As a result, the Board of Directors approved a change in the Company’s name from “ISMO Tech Solutions, Inc.” to “Q BioMed Inc.”  Q BioMed Inc. established its business as a biomedical acceleration and development company focused on licensing, acquiring and providing strategic resources to life sciences and healthcare companies.

On July 23, 2015, our founder and CEO, Mr. Enrique Navas, resigned from his position a director of our company and any positions that he held as an officer of the Company.  This resignation did not result from any dispute or disagreement with us, our independent accountants, our counsel or our operations, policies and practices. Mr. Navas agreed to return 3,750,000 shares of common stock owned by him to the treasury.

On October 27, 2015, we filed a Certificate of Amendment to our Articles of Incorporation with the Secretary of State of Nevada to increase the number of shares of common stock that we are authorized to issue from 100,000,000 shares to 250,000,000 shares.  The Certificate of Amendment affected no provisions of our Articles of Incorporation other than the number of common stock that were are authorized to issue, and we are still authorized to issue 100,000,000 shares of preferred stock.

Our Drug Discovery Approach

Our mission is to: (i) license and acquire innovative life sciences assets from academia or small private companies and provide the strategic capital, including intellectual, business development and financial advice to accelerate their product development timeline; (ii) commercialize innovative drug candidates with novel mechanisms of action using our ability to raise capital and bring experienced advisors to assist in developing such commercial plan; and (iii) acquire FDA approved drugs and medical devices with limited current and commercial activity with the goal of developing a larger commercial market.

Research and Development Pipeline

In our nine months ended August 31, 2016, and the fiscal years ended November 30, 2015 and 2014, we have spent $663,500, $598,000 and $0, respectively on research and development activities.

Mannin IP

On October 29, 2015, we entered into a Patent and Technology License and Purchase Option Agreement with Mannin Research Inc. (“Mannin”) whereby we were granted a worldwide, exclusive license on, and option to acquire, certain Mannin intellectual property (“Mannin IP”) within the four-year term (the “Mannin Exclusive License”).

The Mannin IP is initially focused on developing a first-in-class eye drop treatment for glaucoma. The technology platform may be expanded in scope beyond ophthalmological uses and may include cystic kidney disease and others. The initial cost to acquire the Mannin Exclusive License was $50,000 and the issuance of 200,000 shares of our common stock, valued at $548,000, subject to an 18-month restriction from trading and subsequent leak-out conditions. Upon Mannin completing a successful phase 1 proof of concept trial in glaucoma, we will be obligated to issue an additional 1,000,000 shares of our common stock to Mannin, also subject to leak-out conditions. We believe this milestone could occur in the fourth quarter of 2018.

Pursuant to the Mannin Exclusive License, we may purchase the Mannin IP within the next four years in exchange for: (i) investing a minimum of $4,000,000 into the development of the Mannin IP and (ii) possibly issuing Mannin additional shares of our common stock based on meeting pre-determined valuation and market conditions.  As of August 31, 2016, we have incurred an aggregate of approximately $1.26 million the costs of development of the drop treatment for glaucoma, including the value of the 200,000 shares of common stock issued upon execution of the agreement.

In the event that: (i) we do not exercise the option to purchase the Mannin IP; (ii) we fail to invest the $4,000,000 within four years from the date of the Mannin Exclusive License; or (iii) we fail to make a diligent, good faith and commercially reasonable effort to progress the Mannin IP, all Mannin IP shall revert back to Mannin and we shall be granted the right to collect twice the monies invested through that date of reversion by way of a royalty along with other consideration which may be perpetual.

Bio-Nucleonics IP

On May 30, 2016, we entered into a Patent and Technology License and Purchase Option Agreement with Bio-Nucleonics Inc. (“BNI”), which agreement was amended on September 6, 2016, whereby we were granted a worldwide, exclusive license on certain BNI intellectual property (“BNI IP”) and the option to acquire the BNI IP within three years of the BNI (the “BNI Exclusive License”).

The BNI IP consists of generic Strontium Chloride SR89 (“SR89”) (Generic Metastron®) and all of BNI’s intellectual property relating to it. Currently, SR89 is a radiopharmaceutical option for cancer bone pain therapy. We plan on exploring options to broaden the technology platform in scope to uses beyond metastatic bone pain. The initial cost to acquire the BNI Exclusive License was $50,000 and the issuance of 50,000 shares of our common stock subject to an 18-month restriction from trading. Upon amendment of the market authorization license by the FDA to allow a third party manufacturer to produce SR89 and the first significant sale of SR89 by us, we will be obligated to issue additional shares of our common stock to BNI.

Pursuant to the BNI Exclusive License, we may purchase the BNI IP within the next three years in exchange for investing a minimum of $850,000 into the development of the BNI IP. As of August 31, 2016, we have paid BioNucleonics Inc. $10,000, consisting of the initial cash requirements and additional payments to partially fund the costs of the license and the costs production and manufacturing and FDA market authorization and development.

In the event that: (i) we do not exercise the option to purchase the BNI IP; (ii) we fail to invest the $850,000 within four years from the date of the Exclusive License; or (iii) we fail to make a diligent, good faith and commercially reasonable effort to progress the BNI IP, all BNI IP shall revert back to BNI and we shall be granted the right to collect twenty percent of the monies invested through that date of reversion by way of a royalty until such time that the aggregate of royalties paid exceeds twice the aggregate of all total cash investment paid by Q Bio along with other consideration which may be perpetual.

Patents and Intellectual Property Rights

If products we acquired do not have adequate intellectual protection, we will take the necessary steps to protect our proprietary therapeutic product candidate assets and associated technologies that are important to our business consisting of seeking and maintaining domestic and international patents. These may cover our products and compositions, their methods of use and processes for their manufacture and any other inventions that may be commercially important to the development of our business. We also rely on trade secrets to protect aspects of our business. Our competitive position depends on our ability to obtain patents on our technologies and our potential products, to defend our patents, to protect our trade secrets and to operate without infringing valid and enforceable patents or trade secrets of others. We seek licenses from others as appropriate to enhance or maintain our competitive position.

In connection with Man-01, we hold a license to all intellectual property related thereto. A U.S. patent was filed in 2015 as it related to Man-01, and we plan to file international patent applications in 2016.

In connection with SR89, we hold a license to all intellectual property related thereto.

We do not hold, and have not applied for, any patents.

Competition

We operate in highly competitive segments of the biotechnology and biopharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Our product candidates, if successfully developed and approved, will compete with established therapies, as well as new treatments that may be introduced by our competitors. Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. In addition, many universities and private and public research institutes are active in the fields in which we research, some in direct competition with us. We also may compete with these organizations to recruit management, scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. New developments, including the development of other biological and pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical trial sites and patient registration for clinical trials and in identifying and in-licensing new product candidates.

Our generic SR89 product candidate will compete directly with Metastron® which is produced by a subsidiary of General Electric Company, a company with a market capitalization of over $250 billion. Metastron is currently the sole SR89 product for the treatment of cancer related bone pain, and we may not be able to penetrate this market sufficiently. General Electric Company may choose to significantly reduce the cost of Metastron, and we may face further price competition if other companies choose to produce a generic SR89 product. Such price competition may cause us to reduce our price and in turn, decrease any revenues we may generate.

Government Regulation

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidates, Man-01 and our SR89 product candidate, are subject to extensive regulation by the FDA in the United States and by comparable health authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive approval of a BLA from the FDA. The process of obtaining BLA approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. In addition to the significant clinical testing requirements, our ability to obtain marketing approval for these products depends on obtaining the final results of required non-clinical testing, including characterization of the manufactured components of our product candidates and validation of our manufacturing processes. The FDA may determine that our product manufacturing processes, testing procedures or facilities (or those of third parties upon which we rely) are insufficient to justify approval. Approval policies or regulations may change and the FDA has substantial discretion in the pharmaceutical approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

The FDA or another regulatory agency can delay, limit or deny approval of a product candidate for many reasons, including, but not limited to:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;
•	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for any indication;
•	the FDA may not accept clinical data from trials which are conducted by individual investigators or in countries where the standard of care is potentially different from the United States;
•	the results of clinical trials may not meet the level of statistical significance required by the FDA for approval;
•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;
•	the FDA may fail to approve our manufacturing processes or facilities or those of third-party manufacturers with which we or our collaborators contract for clinical and commercial supplies; or
•	the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, recent events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new pharmaceuticals based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates.

Costs and Effects of Compliance with Environmental Laws

Federal, state, and international environmental laws may impose certain costs and restrictions on our business. We do not believe that we have yet spent or lost money due to these laws and regulations.

Product Liability and Insurance

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and the eventual sale and use of any product candidates, and claims could be brought against us if use or misuse of one of our product candidates causes, or merely appears to have caused, personal injury or death. While we have and intend to maintain product liability insurance relating to our clinical trials, our coverage may not be sufficient to cover claims that may be made against us and we may be unable to maintain such insurance. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources or destroy the prospects for commercialization of the product which is the subject of any such claim. We are unable to predict if we will be able to obtain or maintain product liability insurance for any products that may be approved for marketing. Additionally, we have entered into various agreements where we indemnify third parties for certain claims relating to our product candidates. These indemnification obligations may require us to pay significant sums of money for claims that are covered by these indemnifications. We currently do not maintain product liability insurance.

Employees

As of December 19, 2016, we had no employees and four management consultants.

Properties

We do not own any properties and we do not currently lease office space. We are in the process of setting up a leased office space in the Cayman Islands.

Legal Proceedings

We are not a party to any material pending legal proceeding, arbitration or governmental investigation, and to the best of our knowledge, no such proceedings have been initiated against us.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the Over the Counter QB (“OTCQB”) under the symbol “QBIO”. The market for our common stock is limited, volatile and sporadic. The following table sets forth, for the periods indicated, the high and low bid prices of our common stock on the OTCQB as reported by Google Finance. The following quotations reflect inter-dealer prices, without retail mark-up, markdown, or commissions, and may not reflect actual transactions. Those fiscal quarters during which there were no sales of our common stock have been labeled as “n/a”.

	High Bid		Low Bid

Fiscal Year 2016
November 30, 2016		$6.00		$2.39
August 31, 2016		$4.14		$1.26
May 31, 2016		$4.10		$2.00
February 29, 2016		$4.69		$2.35

Fiscal Year 2015
November 30, 2015		$3.56		$1.95
August 31, 2015		$4.40		$1.30
May 31, 2015	$	n/a	$	n/a
February 28, 2015	$	n/a	$	n/a

The last reported sales price for our shares on the OTCQB as of December 19, 2016, was $4.17 per share. As of December 16, 2016, we had 33 shareholders of record.

Dividend Policy

We have never declared or paid any cash dividends on our common stock.  For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business and do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant.

Securities Authorized For Issuance under Compensation Plans

None.

Stock Incentive Plan

None.

Warrants and Convertible Securities

We have  granted warrants exercisable into 1,047,500 shares of common stock, issued notes convertible into a minimum of 1,411,593 shares of common stock (assuming conversion at the floor price of the respective notes) and entered into a Purchase Agreement for the sale of additional notes convertible into up to 1,250,000 shares of common stock (assuming conversion at $2.00 per share). The issuance of any shares of common stock pursuant to exercise of such options and warrants, the redemption of the debentures or issuances under the Purchase Agreement could be at per share price below the offering price of shares being acquired in this offering.

Recent Sales of Unregistered Securities

None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains certain forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those set forth under the Section entitled "Risk Factors", and other documents we file with the Securities and Exchange Commission. Historical results are not necessarily indicative of future results.

Overview

Q BioMed Inc. (or “the Company”) (formerly ISMO Tech Solutions, Inc.) was incorporated in the State of Nevada on November 22, 2013 and is a biomedical acceleration and development company focused on licensing, acquiring and providing strategic resources to life sciences and healthcare companies. We intend to mitigate risk by acquiring multiple assets over time and across a broad spectrum of healthcare related products, companies and sectors.  We intend to develop these assets to provide returns via organic growth, revenue production, out-licensing, sale or spin out.

Recent Developments

Acquisition of license right

On September 6, 2016, we entered into the Patent and Technology License and Purchase Option Agreement (“Patent and Technology License and Purchase Option Agreement”) with Bio-Nucleonics Inc. (“BNI”) whereby we were granted a worldwide, exclusive, perpetual, license on, and option to, acquire all of BNI’s assets related to an FDA approved generic drug for the treatment of pain associated with metastatic bone cancer, Strontium Chloride (“SR89”), within the three-year term of the Exclusive License (“BNI IP”).

This licensed radiopharmaceutical agent is indicated for the treatment of pain associated with metastatic bone cancer. SR89 provides long lasting relief for patients suffering from bone pain due to metastatic cancer, typically caused by advanced-stage breast, prostate or lung cancer. The drug is preferentially absorbed in bone metastases, it has been proven to provide a long-term effect resulting in non-narcotic cancer pain relief and enhanced quality of life.

In exchange for the consideration, we agreed to issue, upon reaching various milestones, to BNI an aggregate of 110,000 shares of common stock that are subject to restriction from trading until commercialization of the product (approximately 12 months) and subsequent leak-out conditions and to pay to BNI the total cash payment of $850,000, of which we already paid $10,000 as of August 31, 2016.  Once we have paid the aggregate cash payment, we may exercise our option to acquire the BNI IP at no additional charge.  We issued 50,000 shares of common stock to BNI pursuant to the Patent and Technology License and Purchase Option Agreement in September 2016.

In the event that: (i) we do not exercise the option to purchase the BNI IP; (ii) we fail to make the aggregate cash payment within three years from the date of the Exclusive License; or (iii) we fail to make a diligent, good faith and commercially reasonable effort to progress the BNI IP, all BNI IP shall revert to BNI and we shall be granted the right to collect twice the monies invested through that date of reversion by way of a royalty along with other consideration which may be perpetual.

Mannin License Update

Additionally, Mannin Research Inc. our technology partner company focused on drug candidate MAN-01 for treatment of Primary Open Angle Glaucoma (POAG), has initiated pre-clinical lead candidate optimization of a small molecule for topical application. Lead candidate selection is progressing on-time and on-budget. The topical application in the form of an easy to administer eye drop is a key differentiator for Mannin and aims to solve the compliance problems and invasive procedures currently available to patients suffering from glaucoma.

Mannin is continuing its focus on research and discovery on the biology of Tie2/TEK signaling and its relationship with Schlemm’s Canal function and regulation of intra-ocular pressure. Additional data sets and IP have been developed around this novel mechanism of action.  Mannin is evaluating strategic partnerships opportunities to grow its intellectual property portfolio within the Tie2/TEK signaling market, and is seeking complementary technologies to strengthen its product pipeline. We are pleased with the progress Mannin research teams have achieved over the past three months. Recent work in the lab underscores the essential role of the Mannin platform in the development of the anterior chamber of the eye – which contain the structures needed to maintain safe levels of intraocular pressure.

Mannin and Q BioMed executives attended the BIO International Convention (BIO 2016) in June 2016. BIO 2016 attracts over 15,000 biotechnology and pharma leaders where we explored co-development opportunities and promising partnerships with prominent players in the ophthalmology space as well as new technology and product opportunities that may fit within the Q BioMed pipeline.

Over the past 12 months and into this quarter, we have been conducting due diligence on several potential assets that we feel will potentially deliver significant value to our pipeline and ultimately benefit the patients we aim to treat.

Issuance of convertible note agreements and units in Private Placement

Convertible Note Agreements

In September and November 2016, we issued $150,000 and $1.5 million in principal of Series E notes and a Secured Convertible Note (as defined below) to third-party investors.

The Series E convertible notes payable (the “Series E Notes”) are due and payable 18 months after issuance and bear interest at 10% per annum.  At the election of the holder, outstanding principal and accrued but unpaid interest under the Series E Notes is convertible into shares of our common stock at a fixed conversion price per share equal to $2.50.

The Secured Convertible Note (the “Secured Convertible Notes”) has a term of one year and bears an interest rate of 5% per annum.  At the election of the holder, outstanding principal and accrued but unpaid interest under the Secured Convertible Note is convertible into shares of our common stock at a fixed conversion price per share equal to the lower of: (i) $4.00 and (ii) 93% of the average of four lowest daily VWAP over the ten consecutive trading days prior to conversion date.  If this result is lower than $2.00, then the conversion price will be $2.00.

Private Placement

In September 2016, we entered into a subscription agreement with certain investors in connection with our private placement (“September Private Placement”), generating gross proceeds of $112,500 by selling 45,000 units (each, “Unit B”) at a price per Unit B of $2.50, with each Unit B consisting of one share of common stock and a two-year warrant to purchase one share of the Company’s common stock at an exercise price of $4.00 per share.

Finder’s Agreement

In October 2016, we entered into two agreements to engage two financial advisors to assist us on our search for potential investors, vendors or partners to engage in a license, merger, joint venture or other business arrangement. As a compensation for their efforts, we agreed to pay the financial advisors a fee equal to 7% and 8% in cash, and to pay one of the financial advisors an additional fee equal to 7% in warrants of all consideration received by us.  We have not incurred any finders’ fees pursuant to the agreement to-date.

Financial Overview

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments, research and development costs, accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Other than as set out in Note 3 to our accompanying unaudited condensed financial statements we believe there have been no significant changes in our critical accounting policies as described in our Annual Form 10-K, most recently filed with the SEC on March 11, 2016 (as amended on March 15, 2016 solely to include interactive data files).

Unaudited Results of Operations for the Three Months Ended August 31, 2016 and 2015:

	For the three months ended August 31,
	2016	2015
Operating expenses:
General and administrative expenses	$1,150,964	$33,202
Research and development expenses	443,222	-
Total operating expenses	1,594,186	33,202

Other (income) expense:
Interest expense	114,847	-
Loss on conversion of debt	29,032	-
Loss on issuance of convertible debt	28,000	-
Change in fair value of embedded conversion option	(50,000)	-
Total other expenses	121,879	-

Net loss	$(1,716,065)	$(33,202)

Operating expenses

We incur various costs and expenses in the execution of our business. During the three months ended August 31, 2016, we incurred approximately $1.6 million in total operating expenses, including approximately $1.2 million in general and administrative expenses and approximately $443,000 in research and development expenses.  During the three months ended August 31, 2015, we were still a shell company and had minimal operating activities, and thus incurred approximately $33,000 in total operating expenses all of which were general and administrative.

Other expenses

During the three months ended August 31, 2016, other expenses included approximately $115,000 in interest expense, a gain of $50,000 for the change in fair value of embedded conversion options, approximately $29,000 in loss on the conversion of debt, and $28,000 in loss on the issuance of convertible debts.

We had no other expenses during the three months ended August 31, 2015.

Net loss

In the three months ended August 31, 2016 and 2015, we incurred net losses of approximately $1.7 million and $33,000, respectively.  Our management expects to continue to incur net losses for the foreseeable future, due to our need to continue to establish a broader pipeline of assets, expenditure on R&D and implement other aspects of our business plan.

Unaudited Results of Operations for the Nine Months Ended August 31, 2016 and 2015:

	For the nine months ended August 31,
	2016	2015
Operating expenses:
General and administrative expenses	$3,637,868	$45,184
Research and development expenses	663,500	-
Total operating expenses	4,301,368	45,184

Other (income) expense:
Interest expense	304,596	-
Loss on conversion of debt	89,210	-
Loss on issuance of convertible debt	481,000	-
Change in fair value of embedded conversion option	(362,000)	-
Total other expenses	512,806	-

Net loss	$(4,814,174)	$(45,184)

Operating expenses

We incur various costs and expenses in the execution of our business. During the nine months ended August 31, 2016, we incurred approximately $4.3 million in total operating expenses, including approximately $3.6 million in general and administrative expenses and approximately $664,000 in research and development expenses.  During the nine months ended August 31, 2015, we were still a shell company and had minimal operating activities, and thus incurred approximately $45,000 in total operating expenses all of which were general and administrative.

Other expenses

During the nine months ended August 31, 2016, other expenses included approximately $305,000 in interest expense, a gain of $362,000 for the change in fair value of embedded conversion options, $481,000 in loss on the issuance of convertible debts, and approximately $89,000 in loss on conversion of debt.

We had no other expenses during the nine months ended August 31, 2015.

Net loss

In the nine months ended August 31, 2016 and 2015, we incurred net losses of approximately $4.8 million and $45,000, respectively.  Our management expects to continue to incur net losses for the foreseeable future, due to our need to continue to fund our R&D, manufacturing and implement other aspects of our business plan.

Results of Operation for the Years Ended November 30, 2015 and 2014

	For the years ended November 30,
	2015	2014

Operating expenses:
General and administrative	$354,138	$38,050
Research and development	598,000	-
Total operating expenses	952,138	38,050

Other expenses:
Interest expense	14,511	-
Loss on extinguishment of debt	20,968	-
Change in fair value of embedded conversion option	99,000	-
Total other expenses	134,479	-

Net loss	$(1,086,617)	$(38,050)

Revenues

Q BioMed Inc. was incorporated, in the State of Nevada on November 22, 2013, focusing on licensing, acquiring and providing strategic resources to life sciences and healthcare companies.  Revenue will only be possible when we develop and distribute our product candidates based on a license that we acquired for commercially ready assets. During the years ended November 30, 2015 and 2014, we did not generate any revenues.

Operating expenses

We incur various costs and expenses in the execution of our business. During the year ended November 30, 2015, we incurred approximately $952,000 in total expenses, including approximately $354,000 in general and administrative expenses and $598,000 in research and development expenses.  During the year ended November 30, 2014, we incurred approximately $38,000 in total expenses all of which were general and administrative.

Other expenses

During the year ended November 30, 2015, other expenses included approximately $15,000 in interest expense, $99,000 in change in fair value of embedded conversion option and approximately $21,000 in loss on extinguishment of debt in connection with the issuance and conversion of convertible notes.

Net loss

In the years ended November 30, 2015 and 2014, we incurred net losses of approximately $1.1 million and $38,000, respectively.  Our management expects to continue to incur net losses for the foreseeable future, due to our need to continue to establish a base of operations, improve our website and implement other aspects of our business plan.

Liquidity and Capital Resources

We have not yet established an ongoing source of revenues sufficient to cover our operating costs and allow us to continue as a going concern. We had a working capital deficit of approximately $1.1 million as of August 31, 2016 and approximately $1.1 million as of November 30, 2015.  During the three and nine months ended August 31, 2016, we had a net loss of approximately $1.7 million and $4.8 million, respectively, and had net cash used in operating activities of approximately $868,000 during the nine months ended August 31, 2016.  During the years ended November 30, 2015 and 2014, we had a net loss of approximately $1.1 million and $38,000, respectively, and had net cash used in operating activities of approximately $91,000 and $37,000, respectively.  The report of our independent registered public accounting firm, on our financial statements, included herein, raised substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends on our ability to raise additional capital. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause us to become dormant. Any additional equity financing may involve substantial dilution to our then existing stockholders.

Since inception, operations have been funded through the sale of common stock, warrants, and the issuance of convertible notes.  As of November 30, 2015, we had an aggregate of $185,000 outstanding in principal of Series A, B, and C Notes.  During the nine months ended August 31, 2016, we issued an additional of $105,000, $550,000, and $160,000 in principal of Series B, C and D Notes, respectively.  Subsequent to August 31, 2016, we issued $150,000 in principal of Series E notes to third-party investors and $1,500,000 in a secured convertible note to a third-party investor.

In addition, in May and August 2016, we entered into subscription agreements with two investors in connection with our private placement, generating gross proceeds of $50,000 and approximately $10,000 by selling 20,000 and 6,500 Units at a price per unit of $2.50 and $1.55, respectively.  Each Unit consisted of one share of common stock and a two-year warrant to purchase one share of our common stock at an exercise price of $3.50 per share (See Note 8 in our unaudited condensed financial statements).  In September 2016, we entered into another subscription agreement with certain investors in connection with our September Private Placement, generating gross proceeds of $112,500 by selling 37,500 Units B at a price per Unit B of $3.00, with each Unit B consisting of one share of common stock and a two-year warrant to purchase one share of common stock at an exercise price of $5.00 per share.

Our primary uses of cash are to fund our operations and research and development activities as we continue to grow our business. We expect to continue to incur operating losses in the near term as we expect to increase our operating expenses as well as research and development expenses to support the growth of our business.  To continue as a going concern, we will need, among other things, additional capital resources. We depend upon our ability to secure equity and/or debt financing.  We might not be successful, and without sufficient financing it would be unlikely for us to continue as a going concern.

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Cash Flows

For the nine months ended August 31, 2016 and 2015

The following table sets forth the significant sources and uses of cash for the periods addressed in this report:

	For the nine months ended August 31,
	2016	2015

Net cash provided by (used in):
Operating activities	$(868,497)	$(12,700)
Financing activities	875,075	151
Net increase (decrease) in cash	$6,578	$(12,549)

Net cash used in operating activities was approximately $869,000 for the nine months ended August 31, 2016 as compared to approximately $13,000 for the nine months ended August 31, 2015.  The increase in net cash used in operating activities results from the net loss of approximately $4.8 million for the nine months ended August 31, 2016, partially offset by aggregate non-cash expenses of approximately $3.5 million.  The net cash used in operating activities for the nine months ended August 31, 2015 results primarily from to the net loss of approximately $45,000, partially offset by a non-cash expense of $32,000.

Net cash provided by financing activities was approximately $875,000 for the nine months ended August 31, 2016, resulting mainly from proceeds received from the issuance of convertible notes payable and issuance of common stock and warrants through the private placement.  We had minimal cash provided by financing activities for the nine months ended August 31, 2015.

For the years ended November 30, 2015 and 2014

The following table sets forth the significant sources and uses of cash for the periods addressed in this report:

	For the years ended November 30,
	2015	2014
Net cash provided by (used in):
Operating activities	$(91,392)	$(37,351)
Financing activities	210,151	25,000
Net increase (decrease) in cash and cash equivalents	$118,759	$(12,351)

Net cash used in operating activities was approximately $91,000 for the year ended November 30, 2015 as compared to approximately $37,000 for the year ended November 30, 2014.  The increase in net cash used in operating activities relates to the net loss of approximately $1.1 million for the year ended November 30, 2015, partially offset by aggregate non-cash expenses of approximately $905,000 and an increase in accounts payable and accrued expenses of approximately $90,000.

Net cash provided by financing activities was approximately $210,000 for the year ended November 30, 2015, resulting mainly from proceeds received from the issuance of convertible notes payable.  Net cash provided by financing activities of $25,000 for the year ended November 30, 2014 resulted from proceeds received from the issuance of common stock.

Commitments and Contingencies

Advisory Agreement

We entered into customary consulting arrangements with various counterparties to provide consulting services, business development and investor relations services, pursuant to which we agreed to issue shares of common stock as services are received.   We expect to issue an aggregate of approximately 136,000 shares of common stock from September 1, 2016 through the term of arrangements.

License Agreement

Mannin

Pursuant to the license agreement with Mannin, we have an option to purchase the Mannin IP within the next four years upon: (i) investing a minimum of $4,000,000 into the development of the intellectual property and (ii) possibly issuing additional shares of our common stock based on meeting pre-determined valuation and market conditions. The purchase price for the Mannin IP is $30,000,000 less the amount of cash paid by us for development and the value of the common stock issued to the vendor.  During the three and nine months ended August 31, 2016, we incurred approximately $443,000 and $664,000 in research and development expenses to fund the costs of development of the eye drop treatment for glaucoma pursuant to the Exclusive License.  As of August 31, 2016, we have funded an aggregate of approximately $1.26 million under the Exclusive License.

In the event that: (i) we do not exercise the option to purchase the Mannin IP; (ii) we fail to invest the $4,000,000 within four years from the date of the Exclusive License; or (iii) we fail to make a diligent, good faith and commercially reasonable effort to progress the Mannin IP, all Mannin IP shall revert to the vendor and we will be granted the right to collect twice the monies invested through that date of reversion by way of a royalty along with other consideration which may be perpetual.

Bio-Nucleonics

On May 30, 2016, we entered into a Patent and Technology License and Purchase Option Agreement with Bio-Nucleonics Inc. (“BNI”), which agreement was amended on September 6, 2016, whereby we were granted a worldwide, exclusive, perpetual, license on, and option to, acquire certain BNI intellectual property (“BNI IP”) within the three-year term of the Exclusive License.

In exchange for the consideration, we agreed to, upon reaching various milestones, issue to BNI an aggregate of 110,000 shares of common stock that are subject to restriction from trading until commercialization of the product (approximately 12 months) and subsequent leak-out conditions, and pay to BNI the total cash payment of $850,000.  Once we have paid the aggregate cash payment, we may exercise our option to acquire the BNI IP at no additional charge.  We issued 50,000 shares of common stock to BNI pursuant to the Exclusion License in September 2016.

In the event that: (i) we do not exercise the option to purchase the BNI IP; (ii) we fail to make the aggregate cash payment within three years from the date of the Exclusive License; or (iii) we fail to make a diligent, good faith and commercially reasonable effort to progress the BNI IP, all BNI IP shall revert to BNI and we shall be granted the right to collect twice the monies invested through that date of reversion by way of a royalty along with other consideration which may be perpetual.

Finder’s Agreement

In October 2016, we entered into two agreements to engage two financial advisors to assist us on our search for potential investors, vendors or partners to engage in a license, merger, joint venture or other business arrangement. As a compensation for their efforts, we agreed to pay the financial advisors a fee equal to 7% and 8% in cash, and to pay one of the financial advisors an additional fee equals to 7% in warrants of all consideration received by us.  We have not incurred any finders’ fees pursuant to the agreement to-date.

Related Party Transactions

We entered into consulting agreements with certain management personnel and stockholders for consulting and legal services.  Consulting and legal expenses resulting from such agreements were approximately $200,000 and $27,000 for the nine months ended August 31, 2016 and 2015, respectively, and were included within general and administrative expenses in the accompanying Condensed Statements of Operations.

MANAGEMENT

Our directors and executive officers and their respective ages as of the date of this prospectus are as follows:

Name	Age	Position with the Company
Denis Corin	43	President, Director
William Rosenstadt	48	General and Corporate Securities Counsel, Director

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

Denis Corin

Mr. Corin is a management consultant. He has worked for large pharmaceutical (Novartis) and diagnostic instrumentation companies (Beckman Coulter) in their sales organizations responsible for sales in multi-product disciplines including pharmaceuticals and diagnostics and diagnostic automation equipment. After Novartis and Beckman Coulter, he served as Director of Investor Relations in the small-cap biotech arena at MIV Therapeutics Inc, a company specializing in next generation drug delivery and drug eluting cardiovascular stents. Mr. Corin served as an executive and on the board of directors of TapImmune Inc. from July 2009 to May 2012 He holds a Bachelor’s degree in Economics and Marketing, from the University of Natal, South Africa.

William S. Rosenstadt

From 2008 to the present, Mr. William S. Rosenstadt, 48, has been a Partner at the law firm of Ortoli Rosenstadt LLP. Prior to then, Mr. Rosenstadt was of counsel at Rubin, Bailin, Ortoli, Mayer & Baker LLP and an associate at Spitzer Feldman, LLP. Mr. Rosenstadt received his B.A from Syracuse University in 1990 and a J.D. from the Benjamin N. Cardozo School of Law in 1995.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until they resign or are removed from the board in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until they resign or are removed from office by the Board of Directors.

Significant Employees

None.

Audit Committee

We do not currently have an audit committee.

Compensation Committee

We do not currently have compensation committee.

Involvement in Certain Legal Proceedings

None of our directors, executive officers or control persons has been involved in any of the following events during the past five years: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences); (iii) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Code of Ethics

We have not adopted a code of corporate conduct.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors and officers, and the persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC. Copies of all filed reports are required to be furnished to us pursuant to Rule 16a-3 promulgated under the Exchange Act. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the year ended November 30, 2015.

TRANSACTIONS WITH RELATED PERSONS

In January 2016, we issued a five-year warrant to a director and general counsel of the Company to purchase 250,000 shares of common stock at a price of $4.15 per share, valued at $795,000 based on management’s estimate using the Black-Scholes option-valuation model, to the director for services and settlement of $30,000 in accounts payable.  The warrant is fully vested and is also exercisable on a cashless basis. On July 15, 2016, we issued this same person and our CEO, each, 150,000 five-year warrants to purchase 150,000 shares of our Common share at $1.45 per share.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following table sets forth the compensation paid to our executive officers for their services as executive officers during our fiscal years ended November 30, 2015 and November 30, 2014 (the “Named Executive Officers”):

Summary Compensation Table
Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)		Option Awards ($)		All Other Compen-sation ($) (1)		Total ($)
Denis Corin	2015 2014	$ $	- -	$ $	- -	$ $	20,000 -	$ $	- -	$ $	18,667 -	$ $	38,667 -

William Rosenstadt	2015 2014	$ $	- -	$ $	- -	$ $	5,000 -	$ $	- -	$ $	39,007 1,000	$ $	44,007 1,000

(1) The amounts represent fees paid or accrued by us to the executive officers during the past year pursuant to various employment and consulting services agreements, as between us and the executive officers, which are described below. Our executive officers are also reimbursed for any out-of-pocket expenses incurred in connection with corporate duties. We presently have no pension, health, annuity, insurance, profit sharing or similar benefit plans.

The following table sets forth information as of November 30, 2015 relating to outstanding equity awards for each Named Executive Officer:

Outstanding Equity Awards at Year End Table
Name	Number of Securities Underlying Unexercised Options (exercisable)	Number of Securities Underlying Unexercised Options (unexercisable)	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Denis Corin	-	-	-	-	-
William Rosenstadt	-	-	-	-	-

The following table sets forth information relating to compensation paid to our directors for their services as directors in the fiscal year ended November 30, 2015, and excludes compensation paid to our directors for their services as executive officers:

Director Compensation Table
Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Denis Corin	$-	$-	$-	$-	$-
William Rosenstadt	$-	$2,000	$-	$-	$2,000

BENEFICIAL OWNERSHIP OF PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS

The following table sets forth, as of December 16, 2016, certain information regarding the ownership of our common stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our directors, (iii) our Principal Executive Officer and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each person shown is c/o Ortoli Rosenstadt LLP, 501 Madison Avenue 14th Floor, New York, New York 10022. Beneficial ownership, for purposes of this table, includes options to purchase common stock that are either currently exercisable or will be exercisable within 60 days of the date of this annual report.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)			Percent of Class(2)
Directors and Officers:
Denis Corin (3)	2,612,500	(2)		28.0%
William Rosenstadt (4)	1,012,500	(3)		10.5%

Directors and Officers as a Group	3,625,000	(2)	(3)	37.2%

Major Stockholders:
Ari Jatwes	681,250			7.3%
Alan Lindsay	1,250,000			13.5%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of December 16, 2016.

(2)
This percentage is based upon 9,231,560 shares of common stock outstanding as of December 16, 2016 and any warrants exercisable by such person within 60 days of the date as of which the information is provided.

(3) (4)	.	Includes 150,000 five-year warrants exercisable at $1.45 which expire on July 15, 2021 for director fees through June 1, 2017, of which 112,500 warrants are exercisable within 60 days of the date as of which the information is provided.
Includes 250,000 five-year warrants exercisable at $4.15 which expire on January 1, 2021 which were issued to the law firm at Mr. Rosenstadt is a partner, 50,000 five-year warrants exercisable at $1.45 which expire on July 15, 2021 which were issued to the law firm at Mr. Rosenstadt is a partner and 150,000 five-year warrants exercisable at $1.45 which expire on July 15, 2021 for director fees through June 1, 2017.  An aggregate of 412,500 warrants are exercisable within 60 days of the date as of which the information is provided

There are no arrangements or understanding among the parties set out above or their respective associates or affiliates concerning election of directors or any other matters which may require shareholder approval.

Changes in Control

We are unaware of any contract, or other arrangement or provision, the operation of which may at a subsequent date result in a change of control of our Company.

LEGAL MATTERS

The legality and validity of the securities offered from time to time under this prospectus will be passed upon by Ortoli Rosenstadt LLP.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our by-laws require us to indemnify any of our officers or directors, and certain other persons, under certain circumstances against all expenses and liabilities incurred or suffered by such persons because of a lawsuit or similar proceeding to which the person is made a party by reason of a his being a director or officer of the Company or our subsidiaries, unless that indemnification is prohibited by law. We may also purchase and maintain insurance for the benefit of any officer which may cover claims for which we could not indemnify a director or officer. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of our officers, directors and controlling persons under these provisions, or otherwise, is against public policy and is unenforceable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

EXPERTS

Our financial statements as of November 30, 2015 and 2014 have been included in the registration statement in reliance upon the report of Marcum LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, where our SEC filings are also available. The address of the SEC’s web site is http://www.sec.gov

Unaudited Condensed Financial Statements:

Condensed Balance Sheets as of August 31, 2016 (Unaudited) and November 30, 2015	F-15
Unaudited Condensed Statements of Operations – For the Three Months and Nine Months Ended August 31, 2016 and 2015	F-16
Unaudited Condensed Statements of Cash Flows – For the Nine Months Ended August 31, 2016 and 2015	F-17
Notes to Unaudited Condensed Financial Statements	F-18

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Q BioMed Inc.

We have audited the accompanying balance sheets of Q BioMed Inc. (the “Company”) as of November 30, 2015 and 2014, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Q BioMed Inc., as of November 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has negative working capital.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans concerning these matters are also discussed in Note 2 to the financial statements.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP
New York, NY
March 11, 2016

Q BIOMED INC.
Balance Sheets
	November 30,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$131,408	$12,649
Total current assets	131,408	12,649
Total assets	$131,408	$12,649

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$91,313	$1,199
Convertible notes payable	296,000	-
Total current liabilities	387,313	1,199

Commitments and contingencies

Stockholders’ Equity (Deficit):
Preferred stock, $0.001 par value; 100,000,000 shares authorized; no shares issued and outstanding as of November 30, 2015 and 2014	-	-
Common stock, $0.001 par value; 250,000,000 and 100,000,000 shares authorized; 8,597,131 and 8,125,000 shares issued and outstanding as of November 30, 2015 and 2014, respectively	8,597	8,125
Additional paid-in capital	865,690	46,750
Accumulated deficit	(1,130,192)	(43,425)
Total Stockholders’ Equity (Deficit)	(255,905)	11,450
Total Liabilities and Stockholders’ Equity (Deficit)	$131,408	$12,649

The accompanying notes are an integral part of these financial statements.

Q BIOMED INC.
Statements of Operations

	For the years ended November 30,
	2015	2014

Operating expenses:
General and administrative	$354,138	$38,050
Research and development	598,000	-
Total operating expenses	952,138	38,050

Other expenses:
Interest expense	14,511	-
Loss on extinguishment of debt	20,968	-
Change in fair value of embedded conversion option	99,000	-
Total other expenses	134,479	-

Net loss	$(1,086,617)	$(38,050)

Net loss per share - basic and diluted	$(0.12)	$(0.01)

Weighted average shares outstanding, basic and diluted	9,067,839	6,506,849

The accompanying notes are an integral part of these financial statements.

Q BIOMED INC.
Statement of Changes in Stockholders’ Equity (Deficit)

	Common Stock		Additional Paid in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance as of November 30, 2013	5,000,000	$5,000	$23,000	$(3,500)	$24,500
Issuance of common stocks for cash	3,125,000	3,125	23,750	(1,875)	25,000
Net loss				(38,050)	(38,050)
Balance as of November 30, 2014	8,125,000	$8,125	$46,750	$(43,425)	$11,450
Issuance of common stocks and warrants for services	631,000	631	197,887	(375)	198,143
Issuance of common stocks for acquire in-process research and development	200,000	200	547,800	-	548,000
Issuance of common stocks for services to related parties	3,375,000	3,375	25,650	(2,025)	27,000
Acquisition and retirement of common stock	(3,750,000)	(3,750)	1,500	2,250	-
Issuance of common stocks upon conversion of convertible notes payable	16,131	16	46,103	-	46,119
Net loss	-	-	-	(1,086,617)	(1,086,617)
Balance as of November 30, 2015	8,597,131	$8,597	$865,690	$(1,130,192)	$(255,905)

The accompanying notes are an integral part of these financial statements.

Q BIOMED INC.
Statements of Cash Flows

	For the years ended November 30,
	2015	2014

Cash flows from operating activities:
Net loss	$(1,086,617)	$(38,050)
Adjustments to reconcile net loss to net cash used in operating activities
Issuance of common stocks and warrants for services	198,143	-
Issuance of common stocks for acquire in-process research and development	548,000	-
Issuance of common stocks for services to related parties	27,000	-
Change in fair value of embedded conversion option	99,000	-
Accretion of debt discount	12,000	-
Loss on extinguishment of debt	20,968	-
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	90,114	699
Net cash used in operating activities	(91,392)	(37,351)

Cash flows from financing activities:
Proceeds from issuance of convertible notes	210,151	-
Proceeds from issuance of common stock	-	25,000
Net cash provided by financing activities	210,151	25,000

Net increase (decrease) in cash and cash equivalents	118,759	(12,351)

Cash and cash equivalents at beginning of period	12,649	25,000
Cash and cash equivalents at end of period	$131,408	$12,649

Non-cash financing activities:
Issuance of common stocks upon conversion of convertible notes payable	$25,000	$-

Cash paid for interest	-	-
Cash paid for income taxes	-	-

The accompanying notes are an integral part of these financial statements.

Q BIOMED INC.
Notes to Financial Statements

Note 1 - Organization of the Company and Description of the Business

Q BioMed Inc. (“Q BioMed” or “the Company”) (formerly ISMO Tech Solutions, Inc.), incorporated in the State of Nevada on November 22, 2013, is a biomedical acceleration and development company focused on licensing, acquiring and providing strategic resources to life sciences and healthcare companies. Q BioMed intends to mitigate risk by acquiring multiple assets over time and across a broad spectrum of healthcare related products, companies and sectors.  These assets will be developed to provide returns via organic growth, out-licensing, sale or spinoff new public companies.

Note 2 - Going Concern

The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America (“U.S. GAAP”) applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company had an accumulated deficit of approximately $1.1 million as of November 30, 2015. The ability of the Company to continue as a going concern depends on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. The Company is contemplating conducting an offering of its debt or equity securities to obtain additional operating capital. The Company depends upon its ability, and will continue to attempt, to secure equity and/or debt financing.  The Company might not be successful, and without sufficient financing it would be unlikely for the Company to continue as a going concern.  The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

On August 5, 2015, the Company recorded a stock split effectuated in the form a stock dividend. The stock dividend was paid at a rate of 1.5 “additional” shares for every one issued and outstanding share held. All common share amounts and references to share and per share amounts in the financial statements and accompanying notes have been retroactively restated to reflect the stock dividend as a stock split.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results may differ from those estimates, and such differences may be material to the financial statements. The more significant estimates and assumptions by management include among others: the valuation allowance of deferred tax assets resulting from net operating losses, the valuation of warrants on the Company’s stock and the valuation of the embedded conversion option within the Company’s convertible notes payable.

Cash and cash equivalents

The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits.  All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.  There were no cash equivalents as of November 30, 2015 and 2014.

Fair value of financial instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date.  GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  These tiers include:

	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;


Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and


Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of November 30, 2015 and 2014.  The respective carrying value of cash and accounts payable approximated their fair values as they are short term in nature. The fair value measurement of the embedded conversion option is a Level 3 estimate (see Note 4).

Stock Based Compensation Issued to Nonemployees

Common stock issued to non-employees for acquiring goods or providing services is recognized at fair value when the goods are obtained or over the service period. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

General and administrative expenses

The significant components of general and administrative expenses consist of interest expense, bank fees, printing, filing fees, other office expenses, and business license and permit fees.

Research and development

The Company expenses the cost of research and development as incurred.  Research and development expenses include costs incurred in funding research and development activities, license fees, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made.

During the year end November 30, 2015, research and development expenses comprised mainly of the initial cost to acquire the license in connection with the Exclusive License (as defined in Note 5) of $50,000 required cash payment and 200,000 shares of the Company’s common stock, valued at $548,000 based on the issuance date closing price.

Loss per share

Basic net loss per share was calculated by dividing net loss by the weighted-average common shares outstanding during the period.  Diluted net loss per share was calculated by dividing net loss by the weighted-average common shares outstanding during the period using the treasury stock method or the two-class method, whichever is more dilutive. The table below summarizes potentially dilutive securities that were not considered in the computation of diluted net loss per share because they would be anti-dilutive.

Potentially dilutive securities at 11/30/15	Number of shares
Warrants (Note 8)	100,000
Conversion option (Note 4)	106,920

Income Taxes

Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled.  Deferred income tax expenses or benefits are based on the changes in the asset or liability each period.  If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized.  Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.  Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties, which only allows the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. As of November 30, 2015, the Company reviewed its tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore this standard has not had a material effect on the Company.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest during the years ended November 30, 2015. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Recent accounting pronouncements

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern (Subtopic 205-40) — Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” , which provides guidance regarding management’s responsibility to assess whether substantial doubt exists regarding the ability to continue as a going concern and to provide related footnote disclosures.  In connection with preparing financial statements for each annual and interim reporting period, management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). This ASU is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Management is currently evaluating the new guidance and has not determined the impact this standard may have on the Company’s financial statements.

The Company evaluated all other recent accounting pronouncements issued and determined that the adoption of these pronouncements would not have a material effect on the financial position, results of operations or cash flows of the Company.

Note 4 – Convertible Notes

As of November 30, 2015

Series A Notes:
10%, convertible at $1.92 Principal and fair value of embedded conversion option	$50,000
Debt discount	(28,832)
Carrying value of Series A Notes	21,168

Series B Notes:
10%, convertible at $1.92 Principal and fair value of embedded conversion option	$50,000
Debt discount	(34,744)
Carrying value of Series A Notes	15,256

Series C Notes:
10%, convertible at $1.55 Principal and fair value of embedded conversion option	$85,000
Debt discount	(54,424)
Carrying value of Series A Notes	30,576
Total carrying value of all convertible notes	$67,000

Series C Notes

On September 20, 2015, the Company issued a convertible note payable, with an aggregate principal balance of $85,000 (the “Series C Notes”) to third party investors. The Series C Notes are due and payable 18 months after issuance and bear interest at 10% per annum. At the election of the holder, outstanding principal and accrued but unpaid interest under the Series C Notes is convertible into shares of the Company’s common stock at a conversion price per share equal to the lesser of a 40% discount to the average closing price for the 10 consecutive trading days immediately preceding the notice of conversion or $1.55, but in no event shall the conversion price be lower than $1.25 per share

If the average VWAP, as defined in the agreement prior to the maturity date is less than $1.25 per share, the lender has the right to demand repayment of principal and interest.

Series A Notes

On October 30, 2015 and November 5, 2015, the Company issued convertible notes payable, with an aggregate principal balance of $75,000 (the “Series A Notes”) to third party investors.  The Series A Notes have the same terms with Series C Notes, except that at the election of the holder, outstanding principal and accrued but unpaid interest under the Series A Notes is convertible into shares of the Company’s common stock at any time prior to maturity at a conversion price per share equal to the higher of: (i) a forty percent (40%) discount to the average closing price for the ten (10) consecutive trading days immediately preceding the notice of conversion or (ii) $1.25 per share.  At maturity, any remaining outstanding principal and accrued but unpaid interest outstanding under the Series A Notes will automatically convert into shares of the Company’s common stock under the same terms.

Series B Notes

On November 26, 2015, the Company issued convertible note payable, with an aggregate principal balance of $50,000 (the “Series B Notes”) to third party investors. The Series B Notes have the same terms as the Series A and C Notes, except that, at the election of the holder, outstanding principal and accrued but unpaid interest under the Series B Notes is convertible into shares of the Company’s common stock at any time prior to maturity at a conversion price per share equal to the a forty percent (40%) discount to the average closing price for the ten (10) consecutive trading days immediately preceding the notice of conversion, but in no event shall the conversion price be lower than $1.25 per share.

In connection with the issuance of the Series A, B and C Notes, the Company recognized a debt discount of approximately $130,000, representing the initial fair value of the embedded conversion option, which is being separately measured at fair value, with changes in fair value recognized in current operations, in accordance with ASC 815.  Management used a binomial valuation model, with eighteen steps of the binomial tree, to estimate the fair value of the embedded conversion option at issuance of the convertible note and at period end, with the following key inputs:

Years ended November 30, 2015
Dividend yield	0.00%
Stock price	$2.02 - $3.55
Risk-free rate	0.66% - 0.94%
Volatility	108.4% - 162.89%
Terms	1.25 - 1.5

The debt discount is amortized to interest expense using the effective interest method over the term of the Notes. During the year ended November 30, 2015, the Company recognized interest expense of $12,000 resulting from amortization of the debt discount and recognized changes in fair value of the embedded conversion option of $99,000.  As of November 30, 2015, the embedded conversion option has a fair value of approximately $229,000 and is presented on a combined basis with the loan host in the Company’s balance sheet.   The table below presents changes in fair value for the embedded conversion option, which is a Level 3 fair value measurement:

Rollforward of Level 3 Fair Value Measurement for the Year Ended November 2015
Balance, Beginning of year	Issuance	Net unrealized gain/(loss)	Balance, end of year
-	130,000	99,000	229,000

Series A Notes

On October 30, 2015, the Company converted $25,000 in Series A Notes outstanding principal into 16,131 common shares upon the lender’s request.  As the embedded conversion option had been separately measured at fair value, in accordance with ASC 815, the conversion of the loan host was recognized as an extinguishment of debt.  The Company recorded a loss on extinguishment of debt of approximately $21,000 as the difference between the aggregate carrying value of the debt and conversion option with the fair value of the common stock issued on conversion date.

Events of default

The Company will be in default of the convertible notes payable, and all amounts outstanding will become immediately due and payable upon: (i) maturity, (ii) any bankruptcy, insolvency, reorganization, cessation of operation, or liquidation events, (iii) if any money judgement, writ or similar process filed against the Company for more than $150,000 remains unvacated, unbonded or unstayed for a period of twenty (20) days, (iv) the Company fails to maintain the listing of the common stock on at least one of the OTC markets or the equivalent replacement exchange, (v) the Company’s failure to maintain any material intellectual property rights, personal, real property or other assets that are necessary to conduct its business, (vi) the restatement of any financial statements filed with the U.S. Securities and Exchange Commission (“SEC”) for any period from two years prior to the notes issuance date and until the notes are no longer outstanding, if the restatement would have constituted a material adverse effect of the rights of the holders of the notes, (vii) the Company effectuates a reverse stock split of its common stock without twenty (20) days prior written notice to the notes’ holders, (viii) in the event that the Company replaces its transfer agent but fails to provide, prior to the effective date, a fully executed irrevocable transfer agent instructions signed by the successor transfer agent and the Company, (ix)  in the event that the Company depletes the share reserve and fails to increase the number of shares within three (3) business days, (x) if the Company fails to remain current in its filings with the SEC for more than 30 days after the filing deadline, (xi) after 12 months following the date the Company no longer deems itself a shell company as reflected in a ’34 Act filing, the Company fails to convert the notes into free trading shares, (xii) the Company fails to maintain the amount of share reserve, and (xiii) upon fundamental change of management.

The Company is currently not in default for any convertible notes issued.

Note 5 – Material Agreements

Advisory Agreement

On June 1, 2015, the Company entered into an advisory agreement with a vendor for general business analysis and development, pursuant to which the Company agreed to issue an aggregate of 625,000 shares of the Company’s common stock, valued at $5,000 based on the issuance date closing price and included within the general and administrative expenses in the accompanying Statements of Operation, to the vendor.  In addition, the Company would be obligated to pay a monthly retained of $5,000 per month if the Company completes a minimum aggregate capital raise of $1.0 million.  The Advisory Agreement has a term of one year, is automatically renewable without notice for additional one-year periods and may be terminated by either party with 90 days’ notice, provided that if the Company terminates the Advisory Agreement without cause prior to the end of the first one-year period, the Company will be liable for all compensation due in that one-year period.

On November 13, 2015, the Company entered into a one-year term consulting agreement with a vendor for technology assessment and product development services, effective December 1, 2015.  In exchange for the services, the Company agreed to pay: (i) a monthly retainer of $2,500 once the Company has raised a minimum of $1,000,000 in the aggregate, and (ii) 100,000 five-year warrants priced at $3.00 with a cashless exercise option and vesting 25,000 per quarter.  The Company issued the warrants on December 1, 2015 as described in Note 10.

On November 16, 2015, the Company entered into an additional consulting agreement, effective December 1, 2015, to engage a vendor to provide introductory services to the Company for a six-month term. As compensation for the services, the Company agreed to issue 10,000 common shares as engagement fees and agreed to a monthly fee of 15,000 common shares.  Subsequent to November 30, 2015, the Company has issued an aggregate of 55,000 common shares to the vendor pursuant to the agreement.

License Agreement

On October 29, 2015, the Company entered into a Patent and Technology License and Purchase Option Agreement (“Exclusive License”) with a vendor whereby the Company was granted a worldwide, exclusive, license on, and option to, acquire certain intellectual property (“IP”) which initially focused on developing a first-in-class eye drop treatment for glaucoma within the four-year term of the Exclusive License.  The technology platform may be expanded in scope beyond ophthalmological uses and may include cystic kidney disease and others. In exchange for the license, the Company agreed to pay $50,000 upon closing and issue 200,000 shares paid upon closing, valued $548,000, and the additional 1,000,000 shares paid upon the successful Phase 1 trial proof of concept result.  During the year ended November 30, 2015, these initial costs were classified as research and development in the Company’s statement of operations.

Pursuant to the Exclusive License, the Company has an option to purchase the IP within the next four years in exchange for: (i) investing a minimum of $4,000,000 into the development of the IP and (ii) possibly issuing additional shares of the Company’s common stock based on meeting pre-determined valuation and market conditions. The purchase price for the IP is $30,000,000 less the amount of cash paid by the Company for development of the drop treatment and the value of the common stock issued to the vendor.  Subsequent to November 30, 2015, the Company has paid the initial cash requirement of $50,000 and an additional of $150,000 to fund the costs of development of the drop treatment for glaucoma pursuant the Exclusive License.

In the event that: (i) the Company does not exercise the option to purchase the IP; (ii) the Company fails to invest the $4,000,000 within four years from the date of the Exclusive License; or (iii) the Company fails to make a diligent, good faith and commercially reasonable effort to progress the IP, all IP shall revert to the vendor and the Company will be granted the right to collect twice the monies invested through that date of reversion by way of a royalty along with other consideration which may be perpetual.

Note 6 - Related Party Transactions

On April 21, 2015, the Company entered into an Advisory Agreement, with its Chief Executive Officer.  In connection with this Advisory Agreement, the Company agreed to pay a monthly retainer of $10,000 per month following the completion of a capital raise of at least $1 million, 2,500,000 shares of the Company’s common stock and certain bonuses as to be agreed upon between both parties.  The Advisory Agreement has a term of two years, is automatically renewable without notice for additional two-year periods and may be terminated by either party with 90 days’ notice, provided that if the Company terminates the Advisory Agreement without cause prior to the end of the first two-year period, the Company will be liable for all compensation due in that two-year period.

On June 1, 2015, the Company’s shareholders elected Mr. William Rosenstadt to the Board of Directors and appointed him as general counsel for a one-year term.  In exchange for such services, the Company agreed to pay a monthly retainer of $5,000 per month following the completion of a minimum aggregate capital raise of $1,000,000 and issued an aggregate of 875,000 shares of the Company’s common stock.  In addition, in January 2016, the Company issued a five-year warrant to purchase 250,000 shares of common stock at a price of $4.15 per share to the director to compensate for the services performed during the year ended November 30, 2015.

 Note 7 - Stockholders’ Equity (Deficit)

As of November 30, 2015, the Company is authorized to issue up to 250,000,000 shares of its $0.001 par value common stock and up to 100,000,000 shares of its $0.001 par value preferred stock.

2.5 for 1 Stock split effected as stock dividend

On August 5, 2015, the Company recorded a stock split effectuated in the form a stock dividend.  The stock dividend was paid at a rate of 1.5 “new” shares for every one issued and outstanding share held.  All references to share and per share amounts in the financial statements and accompanying notes have been retroactively restated to reflect the stock dividend paid as a stock split.

Share based compensation

During the year ended November 30, 2015, the Company has issued an aggregate of 831,000 shares of the Company’s common stock to three vendors, valued at approximately $569,000 based on the estimated fair market value of the stock on the date of grant, of which $548,000 was recognized within research and development expenses and approximately $21,000 was recognized within general and administrative expenses in the accompanying Statements of Operations.

In addition, the Company issued an aggregate of 3,375,000 shares of the Company’s common stock to related parties in connection with the aforementioned agreements in Note 6, valued at approximately $27,000 based on the estimated fair market value of the stock on the date of grant and was recognized within general and administrative expenses in the accompanying Statement of Operations.

Acquisition and retirement of common stock

On July 6, 2015, the founder and former officer and director of the Company returned 3,750,000 shares of common stock to the Company for no consideration.  The shares were canceled upon receipt.

Note 8 - Warrants

In September 2015, the Company issued a warrant to purchase an aggregate of 100,000 shares of common stock with an exercise price of $2.18 per share to a vendor in exchange for services performed. The warrant has a five year term, may be exercised on a cashless basis and vests in increments of 25,000 shares per 90-day period following the grant date.

The Company analyzed these outstanding warrants issued as of December 31, 2015 (“Warrants”) to determine whether the Warrants meet the definition of a derivative and, if so, whether the Warrants meet the scope exception that contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity shall not be considered to be derivative instruments.  Determining whether an instrument (or embedded feature) is indexed to an entity's own stock   apply to any freestanding financial instruments or embedded features that have the characteristics of a derivative, as defined by ASC 815 and to any freestanding financial instruments that are potentially settled in an entity’s own common stock.  The Company concluded these warrants should be equity-classified since they contain no provisions which would require the Company to account for the warrants as a derivative liability.

The following represents a summary of outstanding warrants to purchase the Company’s common stock at December 31, 2015 and changes during the period then ended:

		Weighted Average
	Warrants	Exercise Price
Outstanding at November 30, 2014	-	$-
Granted	100,000	2.18
Expired/ Forfeited	-	-
Outstanding at November 30, 2015	100,000	$2.18
Exercisable at November 30, 2015	-	$-

The Company’s management estimated the fair value of these warrants as of the issuance date to be approximately $177,000 and recognized the amount within general and administrative expense in the accompanying Statements of Operations.   Fair value of the warrant was calculated using the Black-Scholes option-valuation model, and was based on the strike price of $2.18, fair value of the Company’s common stock of $2.25, based on the issuance date closing price, the five-year contractual term of the warrants, a risk-free interest rate of 1.00%, expected volatility of 108.8% and 0% expected dividend yield.

Note 9 - Income Taxes

At November 30, 2015, the Company has a net operating loss carryforward for Federal income tax purposes totaling approximately $820,000 available to reduce future taxable income which, if not utilized, will begin to expire in the year 2033. Under the Internal Revenue Code (“IRC”) Sections 382 and 383, annual use of the Company’s net operating loss carryforwards to offset taxable income may be limited based on cumulative changes in ownership. The Company has not completed an analysis to determine whether any such limitations have been triggered as of November 30, 2015. The Company has no income tax effect due to the recognition of a full valuation allowance on the expected tax benefits of future loss carry forwards based on uncertainty surrounding realization of such assets. The valuation allowance increased by $369,000 and 15,000 for the fiscal years ended November 30, 2015 and 2014.

The tax effects of the temporary differences and carry forwards that give rise to deferred tax assets consist of the following:

	As of November 30,
	2015	2014
Deferred tax assets:
Net-operating loss carryforward	$66,000	$15,000
Manin license agreement	231,000	-
Stock-based compensation	87,000	-
Total Deferred Tax Assets	384,000	15,000
Valuation allowance	(384,000)	(15,000)
Deferred Tax Asset, Net of Allowance	$-	$-

A reconciliation of the statutory income tax rates and the Company’s effective tax rate is as follows:

	For the year ended November 30,
	2015		2014
Statutory Federal Income Tax Rate	34.0%		34.0%
State and Local Taxes, Net of Federal Tax Benefit	4.7%		4.7%
Change in value of embedded conversion option and related accetion of interest expense	(4.0	) %	0.0%
Other	(0.7	) %	0.0%
Change in Valuation Allowance	(34.0	) %	(38.7	) %

Income Taxes Provision (Benefit)	0.0%		0.0%

The Company's major tax jurisdictions are the United States and New York. All of the Company's tax years will remain open starting 2013 for examination by the Federal and state tax authorities from the date of utilization of the net operating loss. The Company does not have any tax audits pending.

Note 10 - Subsequent Events

Issuance of Series B and C Convertible notes

Subsequent to the fiscal year end the Company issued an additional of $105,000 and $350,000 in principal of Series B and Series C Notes, respectively, to third party investors.

Conversions of Series A & B Convertible Notes

Subsequent to November 30, 2015, upon the lender’s request, the Company converted an aggregate of $12,500, $75,000, and $15,000 in Series A, B, and C Notes outstanding principal into an aggregate of 5,734, 34,811, and 6,159 common shares, respectively.

Consulting arrangements

Pursuant to the aforementioned agreements in Note 5, on December 1, 2015, the Company issued a five-year warrant to a vendor to purchase an aggregate of 100,000 shares of the Company’s common stock at $3.00 per share.  The warrant is also exercisable on a cashless basis and vest 25% per quarter starting March 1, 2016.

Effective December 1, 2015, the Company entered into a four-month business development contract with a vendor.  As compensation for the services, the Company agreed to issue 10,000 common shares per month. To date, the Company has issued 30,000 common shares to the vendor pursuant to the contract.

On December 15, 2015, the Company entered into a six-month contract with a vendor to provide media and investor relations services to the Company. Pursuant to that agreement, the Company agreed to issue 7,000 common shares per month and may issue additional shares based on the vendor’s performance. To date, the Company has issued an aggregate of 21,000 common shares to the vendor pursuant to the contract.

On January 4, 2016, the Company issued a five-year warrant to purchase 250,000 shares of common stock at $4.15 per share to a related party to compensate for the work performed during the year ended November 30, 2015.  The warrant vest 25% every quarter starting March 4, 2016 and is also exercisable on a cashless basis.

Q BIOMED INC.
Condensed Balance Sheets
(Unaudited)

	August 31, 2016	November 30, 2015
ASSETS
Current assets:
Cash	$137,986	$131,408
Prepaid expenses	10,000	-
Total current assets	147,986	131,408
Total Assets	$147,986	$131,408

LIABILITIES AND STOCKHOLDERS’ EQUITY DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$422,395	$58,802
Accrued expenses – related party	40,000	30,000
Accrued interest payable	27,925	2,511
Convertible notes payable (See Note 5)	787,378	-
Total current liabilities	1,277,698	91,313

Long-term Liabilities:
Convertible notes payable (See Note 5)	476,907	296,000
Total long term liabilities	476,907	296,000
Total Liabilities	1,754,605	387,313

Commitments and Contingencies (Note 6)

Stockholders’ Equity Deficit:
Preferred stock, $0.001 par value; 100,000,000 shares authorized; no shares issued and outstanding as of August 31, 2016 and November 30, 2015	-	-
Common stock, $0.001 par value; 250,000,000 shares authorized; 8,996,753 and 8,597,131 shares issued and outstanding as of August 31, 2016 and November 30, 2015, respectively	8,997	8,597
Additional paid-in capital	4,328,750	865,690
Accumulated deficit	(5,944,366)	(1,130,192)
Total Stockholders’ Equity Deficit	(1,606,619)	(255,905)
Total Liabilities and Stockholders’ Equity Deficit	$147,986	$131,408

 The accompanying notes are an integral part of these condensed financial statements.

Q BIOMED INC.
Condensed Statements of Operations
(Unaudited)

	For the three months ended August 31,		For the nine months ended August 31,
	2016	2015	2016	2015
Operating expenses:
General and administrative expenses	$1,150,964	$33,202	$3,637,868	$45,184
Research and development expenses	443,222	-	663,500	-
Total operating expenses	1,594,186	33,202	4,301,368	45,184

Other (income) expense:
Interest expense	114,847	-	304,596	-
Loss on conversion of debt	29,032	-	89,210	-
Loss on issuance of convertible debt	28,000	-	481,000	-
Change in fair value of embedded conversion option	(50,000)	-	(362,000)	-
Total other expenses	121,879	-	512,806	-

Net loss	$(1,716,065)	$(33,202)	$(4,814,174)	$(45,184)

Net loss per share - basic and diluted	$(0.19)	$(0.00)	$(0.55)	$(0.00)

Weighted average shares outstanding, basic and diluted	8,909,414	9,801,630	8,784,373	9,062,044

The accompanying notes are an integral part of these condensed financial statements.

Q BIOMED INC.
Condensed Statements of Cash Flows
(Unaudited)

	For the nine months ended August 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(4,814,174)	$(45,184)
Adjustments to reconcile net loss to net cash used in operating activities
Issuance of common stock and warrants for services	3,039,277	32,000
Change in fair value of embedded conversion option	(362,000)	-
Accretion of debt discount	261,672	-
Loss on conversion of debt	89,210	-
Loss on issuance of convertible debt	481,000	-
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	363,593	484
Accrued expenses – related party	40,000	-
Accrued interest payable	42,925	-
Prepaid expenses	(10,000)	-
Net cash used in operating activities	(868,497)	(12,700)

Cash flows from financing activities:
Contributed capital	-	151
Proceeds received from issuance of convertible notes	815,000	-
Proceeds received from issuance of common stock and warrants	60,075	-
Net cash provided by financing activities	875,075	151

Net increase (decrease) in cash	6,578	(12,549)

Cash at beginning of period	131,408	12,649
Cash at end of period	$137,986	$100

Non-cash financing activities:
Issuance of common stock upon conversion of convertible notes payable	$244,897	$-
Issuance of warrants to settle accounts payable to related party	$30,000	$-

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these condensed financial statements.

Q BIOMED INC.
Notes to Financial Statements
(Unaudited)

Note 1 - Organization of the Company and Description of the Business

Q BioMed Inc. (“Q BioMed” or “the Company”) (formerly ISMO Tech Solutions, Inc.), incorporated in the State of Nevada on November 22, 2013, is a biomedical acceleration and development company focused on licensing, acquiring and providing strategic resources to life sciences and healthcare companies. Q BioMed intends to mitigate risk by acquiring multiple assets over time and across a broad spectrum of healthcare related products, companies and sectors.  The Company intends to develop these assets to provide returns via organic growth, revenue production, out-licensing, sale or spinoff new public companies.

Note 2 - Basis of Presentation

The accompanying interim period unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding interim financial reporting. The Condensed Balance Sheet as of August 31, 2016, the Condensed Statements of Operations for the three and nine months ended August 31, 2016 and 2015, and the Condensed Statements of Cash Flows for the nine months ended August 31, 2016 and 2015, are unaudited, but include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position, operating results and cash flows for the periods presented. The Condensed Balance Sheet at November 30, 2015 has been derived from audited financial statements included elsewhere in this filing. The results for the three and nine months ended August 31, 2016 are not necessarily indicative of the results expected for the full fiscal year or any other period.

The accompanying interim period unaudited condensed financial statements and related financial information should be read in conjunction with the audited financial statements and notes thereto included elsewhere in this filing.

The Company currently operates in one business segment focusing on licensing, acquiring and providing strategic resources to life sciences and healthcare companies. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern

The Company had a working capital deficit of approximately $1.1 million as of August 31, 2016. The accompanying condensed financial statements are prepared using U.S. GAAP applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company had a net loss of approximately $1.7 million and $4.8 million during the three and nine months ended August 31, 2016, respectively, and had net cash used in operating activities of approximately $870,000 during the nine months ended August 31, 2016.  These matters, among others, raise substantial doubts about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern depends on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

The Company depends upon its ability, and will continue to attempt, to secure equity and/or debt financing.  The Company might not be successful, and without sufficient financing it would be unlikely for the Company to continue as a going concern.  The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note 3 – Summary of Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the audited financial statements for the year ended November 30, 2015 included in the Company’s Form 10-K. Since the date of such financial statements, there have been no changes to the Company’s significant accounting policies.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective or adopted, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 4 – Loss per share

Basic net loss per share was calculated by dividing net loss by the weighted-average common shares outstanding during the period.  Diluted net loss per share was calculated by dividing net loss by the weighted-average common shares outstanding during the period using the treasury stock method or the two-class method, whichever is more dilutive. The table below summarizes potentially dilutive securities that were not considered in the computation of diluted net loss per share because they would be anti-dilutive.

Potentially dilutive securities	August 31, 2016	August 31, 2015
Warrants (Note 8)	976,500	-
Convertible debt (Note 4)	506,757	-

Note 5 – Convertible Notes
	August 31, 2016	November 30, 2015
Series A Notes:
Principal value of 10%, convertible at $1.91 and $1.92 at August 31, 2016 and November 30, 2015, repectively.	$37,500	$50,000
Fair value of bifurcated embedded conversion option of Series A Notes	30,000	64,000
Debt discount	(10,101)	(28,832)
Carrying value of Series A Notes	57,399	85,168

Series B Notes:
Principal value of 10%, convertible at $1.91 and $1.92 at August 31, 2016 and November 30, 2015, repectively.	$55,000	$50,000
Fair value of bifurcated embedded conversion option of Series B Notes	44,000	64,000
Debt discount	(28,362)	(34,744)
Carrying value of Series B Notes	70,638	79,256

Series C Notes:
Principal value of 10%, convertible at $1.55 at August 31, 2016 and November 30, 2015.	576,383	$85,000
Fair value of bifurcated embedded conversion option of Series C Notes	725,000	101,000
Debt discount	(343,447)	(54,424)
Carrying value of Series C Notes	957,936	131,576

Series D Notes:
Principal value of 10%, convertible at $1.85 at August 31, 2016.	$160,000	$-
Fair value of bifurcated embedded conversion option of Series D Notes	177,000	-
Debt discount	(158,688)	-
Carrying value of Series D Notes	178,312	-
Total short-term carrying value of convertible notes	$787,378	$-
Total long-term carrying value of convertible notes	$476,907	$296,000

Series A Notes

The Series A convertible notes payable (the “Series A Notes”) are due and payable 18 months after issuance and bear interest at 10% per annum.  At the election of the holder, outstanding principal and accrued but unpaid interest under the Series A Notes is convertible into shares of the Company’s common stock at any time prior to maturity at a conversion price per share equal to the higher of: (i) forty percent (40%) discount to the average closing price for the ten (10) consecutive trading days immediately preceding the notice of conversion or (ii) $1.25 per share.  At maturity, any remaining outstanding principal and accrued but unpaid interest outstanding under the Series A Notes will automatically convert into shares of the Company’s common stock under the same terms.

Series B Notes

The Series B convertible notes payable (the “Series B Notes”) have the same terms as the Series A Notes.  During the nine months ended August 31, 2016, the Company issued an additional of $105,000 in principal of Series B notes to third party investors.

Series C Notes

The Series C convertible notes payable (the “Series C Notes”) are due and payable 18 months after issuance and bear interest at 10% per annum.  At the election of the holder, outstanding principal and accrued but unpaid interest under the Series C Notes is convertible into shares of the Company’s common stock at a conversion price per share equal to the lesser of a 40% discount to the average closing price for the 10 consecutive trading days immediately preceding the notice of conversion or $1.55, but in no event shall the conversion price be lower than $1.25 per share.  If the average VWAP, as defined in the agreement, for the ten trading days immediately preceding the maturity date $5.00 or more, any remaining outstanding principal and accrued but unpaid interest outstanding under the Series C Notes will automatically convert into shares of the Company’s common stock under the same terms.  At no point since issuance has the conversion rate fallen below $1.25 per share.

During the nine months ended August 31, 2016, the Company issued an additional of $550,000 in principal of Series C notes to third party investors.

Series D Notes

The Series D convertible notes payable (the “Series D Notes”) are due and payable 18 months after issuance and bear interest at 10% per annum.  At the election of the holder, outstanding principal and accrued but unpaid interest under the Series D Notes is convertible into shares of the Company’s common stock at a fixed conversion price per share equal to $1.85.  The Series D Notes automatically convert upon maturity at $1.85 per share if the ten trading days VWAP immediately preceding maturity is $5.00 or greater.  Additionally, if the Company’s common shares are up-listed to a senior exchange such as the AMEX or NASDAQ, all monies due under the Series D Notes will automatically convert at $1.85 per share.

The terms of the Series D Note also provided that up until maturity date, the Company cannot enter into any additional, or modify any existing, agreements with any existing or future investors that is more favorable to such investor in relation to the Series D note holders, unless, the Series D note holders has been provided with such rights and benefits.

On September 30, 2016, the Company amended the terms of the Series D Note agreement to restrict the Company from taking dilutive action without the Series D note holder’ consent.

During the nine months ended August 31, 2016, the Company issued $160,000 in principal of Series D notes to third party investors.

Debt Discount

Series A, B and C, D Notes

Embedded derivatives at inception
	For the nine months ended August 31, 2016	For the year ended November 30, 2015
Stock price	$2.60 - $3.26	$2.02 - $3.55
Terms (years)	1.5	1.25 - 1.5
Volatility	116.77%	108.40% - 162.89%
Risk-free rate	0.51% - 0.76%	0.66% - 0.85%
Dividend yield	0.00%	0.00%
In connection with the issuance of the Series A, B, C and D Notes during the nine months ended August 31, 2016, the Company recognized a debt discount of approximately $750,000, and a loss on issuance of $481,000, which represents the excess of the fair value of the embedded conversion at initial issuance of $1.2 million over the principal amount of convertible debt issued.  The embedded conversion feature is separately measured at fair value, with changes in fair value recognized in current operations.  Management used a binomial valuation model, with fourteen steps of the binomial tree, to estimate the fair value of the embedded conversion option at issuance of the convertible note issued during the nine months ended August 31, 2016, with the following key inputs:

During the nine months ended August 31, 2016, the Company recognized interest expense of approximately $262,000 resulting from amortization of the debt discount for Series A, B, C and D Notes.

Embedded conversion options

As of August 31, 2016, the embedded conversion options have an aggregate fair value of approximately $976,000 and are presented on a combined basis with the related loan host in the Company’s Condensed Balance Sheets.  The table below presents changes in fair value for the embedded conversion options, which is a Level 3 fair value measurement:

Rollforward of Level 3 Fair Value Measurement for the Nine Months Ended August 31, 2016

Balance at November 30, 2015	Issuance	Net unrealized gain/(loss)	Settlements	Balance at August 31, 2016
229,000	1,231,000	(362,000)	(122,000)	976,000

Management used a binomial valuation model, with fourteen steps of the binomial tree, to estimate the fair value of the embedded conversion option at August 31, 2016, with the following key inputs:

Embedded derivatives at period end
	As of
	August 31, 2016	November 30, 2015
Stock price	$3.15	$3.55
Term (years)	0.68 - 1.3	1.26 - 1.49
Volatility	115.76%	108.4% - 121.62%
Risk-free rate	0.61% - 0.80%	0.94%
Dividend yield	0.00%	0.00%

Conversions of debt

The following conversions of convertible notes occurred during the nine months ended August 31, 2106:

Conversion of debt

	Principal	Shares
Series A conversions	$12,500	5,734
Series B conversions	100,000	51,111
Series C conversions	58,617	44,869
Series D conversions	-	-
Total	$171,117	101,714

As the embedded conversion option had been separately measured at fair value, the conversion of the loan host was recognized as an extinguishment of debt.  The Company recorded a loss on conversion of debt of approximately $89,000 as the difference between the carrying value of the debt and the bifurcated conversion option with the fair value of the common stock issued on each conversion date.

Events of default

The Company will be in default of the convertible notes payable, and all amounts outstanding will become immediately due and payable upon: (i) maturity, (ii) any bankruptcy, insolvency, reorganization, cessation of operation, or liquidation events, (iii) if any money judgement, writ or similar process filed against the Company for more than $150,000 remains unvacated, unbonded or unstayed for a period of twenty (20) days, (iv) the Company fails to maintain the listing of the common stock on at least one of the OTC markets or the equivalent replacement exchange, (v) the Company’s failure to maintain any material intellectual property rights, personal, real property or other assets that are necessary to conduct its business, (vi) the restatement of any financial statements filed with the U.S. Securities and Exchange Commission (“SEC”) for any period from two years prior to the notes issuance date and until the notes are no longer outstanding, if the restatement would have constituted a material adverse effect of the rights of the holders of the notes, (vii) the Company effectuates a reverse stock split of its common stock without twenty (20) days prior written notice to the notes’ holders, (viii) in the event that the Company replaces its transfer agent but fails to provide, prior to the effective date, a fully executed irrevocable transfer agent instructions signed by the successor transfer agent and the Company, (ix)  in the event that the Company depletes the share reserve and fails to increase the number of shares within three (3) business days, (x) if the Company fails to remain current in its filings with the SEC for more than 30 days after the filing deadline, (xi) after 12 months following the date the Company no longer deems itself a shell company as reflected in a ’34 Act filing, the Lenders are unable to convert the notes into free trading shares, and (xii) upon fundamental change of management.

The Company is currently not in default for any convertible notes issued.

Note 6 – Commitments and Contingencies

Advisory Agreements

The Company entered into customary consulting arrangements with various counterparties to provide consulting services, business development and investor relations services, pursuant to which the Company agreed to issue shares of common stock as services are received.   The Company expects to issue an aggregate of approximately 136,000 shares of common stock from September 1, 2016 through the term of arrangements.

License Agreement

Mannin

Pursuant to the license agreement with Mannin as disclosed in the Form 10-K, the Company has an option to purchase the IP within the next four years upon: (i) investing a minimum of $4,000,000 into the development of the intellectual property and (ii) possibly issuing additional shares of the Company’s common stock based on meeting pre-determined valuation and market conditions. The purchase price for the IP is $30,000,000 less the amount of cash paid by the Company for development and the value of the common stock issued to the vendor.

During the three and nine months ended August 31, 2016, the Company incurred approximately $443,000 and $664,000 in research and development expenses to fund the costs of development of the eye drop treatment for glaucoma pursuant to the Exclusive License.  As of August 31, 2016, the Company has funded an aggregate of approximately $1.26 million under the Exclusive License.

In the event that: (i) the Company does not exercise the option to purchase the IP; (ii) the Company fails to invest the $4,000,000 within four years from the date of the Exclusive License; or (iii) the Company fails to make a diligent, good faith and commercially reasonable effort to progress the IP, all IP shall revert to the vendor and the Company will be granted the right to collect twice the monies invested through that date of reversion by way of a royalty along with other consideration which may be perpetual.

Legal

The Company is not currently involved in any legal matters arising in the normal course of business.  From time to time, the Company could become involved in disputes and various litigation matters that arise in the normal course of business.  These may include disputes and lawsuits related to intellectual property, licensing, contract law and employee relations matters.  Periodically, the Company reviews the status of significant matters, if any exist, and assesses its potential financial exposure. If the potential loss from any claim or legal claim is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss.  Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict.  Because of such uncertainties, accruals are based on the best information available at the time.  As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation.

Note 7 - Related Party Transactions

The Company entered into consulting agreements with certain management personnel and stockholders for consulting and legal services.  Consulting and legal expenses resulting from such agreements were approximately $200,000 and $27,000 for the nine months ended August 31, 2016 and 2015, respectively, and were included within general and administrative expenses in the accompanying Condensed Consolidated Statements of Operations.

Note 8 - Stockholders’ Equity Deficit

As of August 31, 2016, the Company is authorized to issue up to 250,000,000 shares of its $0.001 par value common stock and up to 100,000,000 shares of its $0.001 par value preferred stock.

Issued for services

During the nine months ended August 31, 2016, the Company issued an aggregate of 259,150 shares of common stock in connection with the advisory agreements as described in Note 6, and five-year warrants to purchase 550,000 shares of common stock at exercise prices ranging from of $1.45 to $3.00 per share for other services. The warrants vest 25% per quarter over the next year and were valued at $650,000 using the Black-Scholes option-valuation model with inputs described in Note 9.  The Company recognized the value of the warrants over the vesting period.

In addition, the Company issued fully-vested five-year warrants to a director and general counsel of the Company to purchase an aggregate of 300,000 shares of common stock at strike prices ranging from $1.45 to $4.15 per share.  The warrants were valued at $860,000 using the Black-Scholes option-valuation model with inputs described in Note 9.  The warrants were issued for services and settlement of a $30,000 in accounts payable.

The Company recognized general and administrative expenses of approximately $3 million and $32,000, as a result of these transactions, of which approximately $860,000 and $29,000 resulted from related party transactions, during the nine months ended August 31, 2016 and 2015, respectively.

The estimated unrecognized stock-based compensation associated with these agreements is approximately $994,000 and will be recognized over the next 0.3 year.

Private Placement

In May 2016, the Company entered into a subscription agreement with an investor in connection with the Company’s private placement (“May Private Placement”), generating gross proceeds of $50,000 by selling 20,000 units (each, Unit A”) at a price per Unit A of $2.50, with each Unit A consisting of one share of common stock and a two-year warrant to purchase one share of the Company’s common stock at an exercise price of $3.50 per share.

The subscription agreement requires the Company to issue such investor (“May investor”) additional common shares if the Company were to issue common stock or issue securities convertible or exercisable into shares of common stock at a price below $2.50 per share within 90 days from the closing of the Private Placement.  The additional shares are calculated as the difference between the common stock that would have been issued in the May Private Placement using the new price per unit less shares of common stock already issued pursuant to the May Private Placement.

In August 2016, the Company consummated another private placement, for gross proceeds of approximately $10,000 by selling 6,500 Units at a purchase price of $1.55 per Unit.  As a result, the Company issued the May investor an additional 12,258 shares of common stock according to the agreement.

Note 9 - Warrants

The following represents a summary of outstanding warrants to purchase the Company’s common stock at August 31, 2016 and changes during the period then ended:

			Weighted Average
		Weighted Average	Remaining Contractual
	Warrants	Exercise Price	Life (years)
Outstanding at November 30, 2015	100,000	$2.18	4.80
Issued	876,500	2.46	4.56
Expired	-	-	-
Outstanding at August 31, 2016	976,500	$2.43	4.51
Exercisable at August 31, 2016	564,000	$2.98	4.33

Fair value of the warrants was calculated using the Black-Scholes option-valuation model, with the following key inputs:

For the nine months ended August 31, 2016
Stock price	$1.60 - $4.15
Term (years)	2 - 5
Volatility	101.13% - 147.36%
Risk-free rate	0.76% - 1.76%
Dividend yield	0.00%

Note 10 – Subsequent Events

Bio-Nucleonics

On September 6, 2016, the Company entered into the Patent and Technology License and Purchase Option Agreement (“Patent and Technology License and Purchase Option Agreement”) with Bio-Nucleonics Inc. (“BNI”) whereby the Company was granted a worldwide, exclusive, perpetual, license on, and option to, acquire certain BNI intellectual property (“BNI IP”) within the three-year term of the Exclusive License.

In exchange for the consideration, the Company agreed to, upon reaching various milestones, issue to BNI an aggregate of 110,000 shares of common stock that are subject to restriction from trading until commercialization of the product (approximately 12 months) and subsequent leak-out conditions, and pay to BNI the total cash payment of $850,000, of which the Company has paid $10,000 as of August 31, 2016.  Once the Company has paid the aggregate cash payment, the Company may exercise its option to acquire the BNI IP at no additional charge.  The Company issued 50,000 shares of common stock to BNI pursuant to the Patent and Technology License and Purchase Option Agreement in September 2016.

In the event that: (i) the Company does not exercise the option to purchase the BNI IP; (ii) the Company fails to make the aggregate cash payment within three years from the date of the Exclusive License; or (iii) the Company fails to make a diligent, good faith and commrcially reasonable effort to progress the BNI IP, all BNI IP shall revert to BNI and we shall be granted the right to collect twice the monies invested through that date of reversion by way of a royalty along with other consideration which may be perpetual.

Series E Notes

The Series E convertible notes payable (the “Series E Notes”) have the same terms as the Series D Notes, except that at the election of the holder, outstanding principal and accrued but unpaid interest under the Series E Notes is convertible into shares of the Company’s common stock at a fixed conversion price per share equal to $2.50.  Subsequent to August 31, 2016, the Company issued $150,000 in principal of Series E notes to third party investors.

Private Placement

In September 2016, the Company entered into a subscription agreement with certain investors in connection with the Company’s private placement (“September Private Placement”), generating gross proceeds of $112,500 by selling 37,500 units (each, “Unit B”) at a price per Unit B of $3.00, with each Unit B consisting of one share of common stock and a two-year warrant to purchase one share of the Company’s common stock at an exercise price of $5.00 per share.

Convertible Debenture Agreement
On November 29, 2016, we entered into a securities purchase agreement with an accredited investor to place Convertible Debentures (the “Debentures”) with a maturity date of one year after the issuance thereof in the aggregate principal amount of up to $4,000,000 (the “Transaction”), provided that in case of an event of default, the Debentures may become at the holder’s election immediately due and payable. The initial closing of the Transaction occurred on November 30, 2016 when we issued a Debenture for $1,500,000.  The second closing is scheduled for within three days of the date on which we register for resale with the U.S. Securities and Exchange Commission the resale of all of the shares of common stock into which the Debentures may be converted (the “Conversion Shares”). The Debentures bear interest at the rate of 5% per annum.  In addition, we must pay to the holder a fee equal to 5% of the amount of the Debentures to assist in their monitoring costs for the Debentures. The net proceeds of the financing will be used to start production of our Strontium Chloride 89 product candidate, to fund research and development, for general corporate matters and for other expenses.

The Debenture may be converted at any time on or prior to maturity at the lower of $4.00 or 93% of the average of the four lowest daily VWAPs during the 10 consecutive trading days immediately preceding the conversion date, provided that as long as we are not in default under the Debenture, the conversion price may never be less than $2.00.  We may not convert any portion of a Debenture if such conversion would result in the holder beneficially owning more than 4.99% of our then issued and common stock, provided that such limitation may be waived by the holder with 65 days’ notice.

Any time after the six month anniversary of the issuance of a Debenture that the daily VWAP is less than $2.00 for a period of twenty consecutive trading days (the “Triggering Date”) and only for so long as such conditions exist after a Triggering Date, we shall make monthly payments beginning on the last calendar day of the month when the Triggering Date occurred.  Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the Triggering Date divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.  We may, no more than twice, obtain a thirty day deferral of a monthly payment due as a result of a Triggering Date through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment.  Each deferral payment may be paid by the issuance of such number of shares as is equal to the applicable deferral payment divided by a price per share equal to 93% of the average of the four lowest daily VWAPs during the 10 consecutive Trading Days immediately preceding the due date in respect of such monthly payment begin deferred, provided that such shares issued will be immediately freely tradable shares in the hands of the holder.

We also executed a Registration Rights Agreement pursuant to which we are required to file a registration statement (the “Registration Statement”) for the resale of the shares of common stock into which the Debentures may be converted within 30 days of the initial closing. We are required to use our best efforts to cause such registration statement to be declared effective within 90 days of the initial closing.

We also entered into a Security Agreement to secure payment and performance of our obligations under the Debentures and related agreements pursuant to which we granted the investor a security interest in all of our assets.  The security interest granted pursuant to the Security Agreement terminates on (i) the effectiveness of the Registration Statement if our common stock’s closing price is greater than $2.00 for the twenty consecutive trading days prior to effectiveness or (ii) any time after the effectiveness of the Registration Statement that our common stock’s closing price is greater than $2.00 for the twenty consecutive trading days.

Finder’s Agreement

In October 2016, the Company entered into two agreements to engage two financial advisors to assist the Company on its search for potential investors, vendors or partners to engage in a license, merger, joint venture or other business arrangement. As a compensation for their efforts, the Company agreed to pay the financial advisors a fee equal to 7% and 8% in cash, and to pay one of the financial advisors an additional fee equal to 7% in warrants of all consideration received by the Company.  The Company has not incurred any finders’ fees pursuant to the agreement to-date.

PROSPECTUS

Q BIOMED INC.

2,300,000 Shares of Common Stock

[[♦] [♦], 2016]

Until [[♦], 2017] (the 90th day after the date of this Prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a Prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a Prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the offered securities in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in our affairs since the date hereof.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below itemizes the expenses payable by the registrant in connection with the registration and issuance of the securities being registered hereunder, other than underwriting discounts and commissions. All amounts except the Securities and Exchange Commission registration fee are estimated.

Securities and Exchange Commission Registration Fee	$1,112
Legal Fees and Expenses	$50,000
Accountants’ Fees and Expenses	$10,300
Transfer agent and registrar’s fees and expenses	$1,000
Miscellaneous Expenses	$2,500
Total	$64,912

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our officers and directors are indemnified under Nevada law. Our Amended and Restated Articles of Incorporation and our Bylaws are silent as to director and officer indemnification other than to allow such indemnification to the greatest extent permitted by Nevada law.

Nevada Revised Statute. The registrant is a Nevada corporation.

Section 78.138 of the Nevada Revised Statutes provides that a director or officer will not be personally liable to the corporation and its stockholders unless it is proven that (i) the director's or officer's acts or omissions constituted a breach of his fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law. The provisions of the Nevada Revised Statutes with respect to limiting personal liability for directors and officers are self-executing and, to the extent the provisions of our Amended and Restated Articles of Incorporation and By-laws would be deemed to be inconsistent therewith, the provisions of the Nevada Revised Statutes will control.

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify a present or former director, officer, employee or agent of the corporation, or of another entity or enterprise for which such person is or was serving in such capacity at the request of the corporation, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, except an action by or in the right of the corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith, arising by reason of such person’s service in such capacity if such person (i) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes, or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions brought by or in the right of the corporation, however, no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes permits any discretionary indemnification under Section 78.7502 of the Nevada Revised Statutes, unless ordered by a court or advanced to a director or officer by the corporation in accordance with the Nevada Revised Statutes, to be made by a corporation only as authorized in each specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. Such determination must be made (1) by the stockholders, (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or (4) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

ITEM 15.	SALES OF UNREGISTERED SECURITIES IN PAST THREE YEARS.

ITEM 16.	EXHIBITS.

Exhibit Number	Description
3.1	Articles of Incorporation filed as Exhibit 3 (a) to Form S-1 filed on January 13, 2014 and incorporated herein by reference
3.2	Amendment to Articles of Incorporation, dated July 20, 2015, filed as Exhibit 3.1 to our periodic report filed on Form 8-k on August 3, 2015 and incorporated herein by reference
3.3	Amendment to Articles of Incorporation, dated October 27, 2015, filed as Exhibit 3.1 to our periodic report filed on Form 8-k on October 29, 2015 and incorporated herein by reference
3.4	Articles of Incorporation filed as Exhibit 3 (b) to Form S-1 filed on January 13, 2014 and incorporated herein by reference
4.1
Form of Convertible Notes to be issued pursuant to Convertible Debenture Agreement dated November 29, 2016, with the selling stockholder filed as Exhibit 10.4 to our periodic report filed on Form 8-k on November 30, 2015 and incorporated herein by reference

5.1	Opinion of Ortoli Rosenstadt LLP*
10.1
Patent and Technology License and Purchase Option Agreement, dated October 29, 2015, with Mannin Research Inc. filed as Exhibit 10.1 to our annual report on Form 10-K filed on March 11, 2016 and incorporated herein by reference+

10.2
Patent and Technology License and Purchase Option Agreement, dated May 30, 2016, with Bio-Nucleonics Inc., filed as Exhibit 10.1 to our quarterly report on Form 10-Q filed on October 17, 2016 and incorporated herein by reference +

10.3
First Amendment to Patent and Technology License and Purchase Option Agreement, dated September 6, 2016, with Bio-Nucleonics Inc., filed as Exhibit 10.2 to our quarterly report on Form 10-Q filed on October 17, 2016 and incorporated herein by reference +

10.4
Securities Purchase Agreement, dated November 29, 2016, with the selling stockholder filed as Exhibit 10.1 to our periodic report filed on Form 8-k on November 30, 2015 and incorporated herein by reference

10.5	Security Agreement, dated November 29, 2016, with the selling stockholder filed as Exhibit 10.2 to our periodic report filed on Form 8-k on November 30, 2015 and incorporated herein by reference
10.6
Registration Rights Agreement, dated November 29, 2016, with the selling stockholder filed as Exhibit 10.3 to our periodic report filed on Form 8-k on November 30, 2015 and incorporated herein by reference

23.1	Consent of Marcum LLP*
23.2	Consent of Ortoli Rosenstadt LLP (included in Exhibit 5.1 hereto and incorporated herein by reference)*
24.1	Power of Attorney (included on the signature page to this Registration Statement)*

* Filed herewith
+ Portions of this exhibit have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately with the SEC.

ITEM 17.	UNDERTAKINGS.

A.	RULE 415 OFFERING

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a Registration Statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the Registration Statement relating to the securities in the Registration Statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a Registration Statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to the purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such effective date.

(5)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectuses relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(e)  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h)  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 21, 2016.

Q BioMed Inc.

By:	/s/ Denis Corin
Denis Corin
Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person in so signing also makes, constitutes and appoints Denis Corin, his or her true and lawful attorney-in-fact, with full power of substitution, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, with exhibits to such registration statements and amendments and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ William Rosenstadt	Director	December 21, 2016
William Rosenstadt

/s/ Denis Corin Denis Corin	Director	December 21, 2016